UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At June 30, 2020 and report on review of Quarterly Information

INDEX

PETROBRAS

Parent Company Interim Accounting Information / Statement of Financial Position - Assets	3
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities	4
Parent Company Interim Accounting Information / Statement of Income	5
Parent Company Interim Accounting Information / Statement of Comprehensive Income	6
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020	7
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 06/30/2019	8
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method	9
Parent Company Interim Accounting Information / Statement of Added Value	10
Consolidated Interim Accounting Information / Statement of Financial Position - Assets	11
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities	12
Consolidated Interim Accounting Information / Statement of Income	13
Consolidated Interim Accounting Information / Statement of Comprehensive Income	14
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020	15
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 06/30/2019	16
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method	17
Consolidated Interim Accounting Information / Statement of Added Value	18
1. Basis of preparation	19
2. Summary of significant accounting policies	19
3. Context, resilience measures and impacts of the COVID-19 pandemic	19
4 Cash and cash equivalents and Marketable securities	22
5 Sales revenues	23
6 Costs and expenses by nature	24
7 Other income and expenses	25
8 Net finance income (expense)	25
9 Net income by operating segment	25
10 Trade and other receivables	27
11 Inventories	28
12 Taxes	29
13 Short-term and other benefits	31
14 Employee benefits (Post-Employment)	32
15 Provisions for legal proceedings	36
16 Provision for decommissioning costs	39
17 The “Lava Jato (Car Wash) Operation” and its effects on the Company	39
18 Property, plant and equipment	40
19 Intangible assets	41
20 Impairment	42
21 Exploration and evaluation of oil and gas reserves	45
22 Collateral for crude oil exploration concession agreements	46
23 Investments	46
24 Disposal of assets and other changes in organizational structure	46
25 Assets by operating segment	48
26 Finance debt	48
27 Lease liabilities	51
28 Equity	51
29 Fair value of financial assets and liabilities	52
30 Risk management	53
31 Related-party transactions	57
32 Supplemental information on statement of cash flows	60
33 Subsequent events	60
34 Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2019 and the interim statements as of June 30, 2020	62
Statement of Directors on Interim Accounting Information and Report on the Review of Quarterly Information	63
Independent Auditors' Report	64

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	06.30.2020	12.31.2019
1	Total Assets	1,189,549,000	1,129,118,000
1.01	Current Assets	133,204,000	143,014,000
1.01.01	Cash and Cash Equivalents	3,609,000	4,322,000
1.01.02	Marketable Securities	2,578,000	3,200,000
1.01.03	Trade and Other Receivables	56,443,000	78,813,000
1.01.04	Inventories	22,751,000	28,206,000
1.01.06	Recoverable Taxes	28,672,000	13,241,000
1.01.06.01	Current Recoverable Taxes	28,672,000	13,241,000
1.01.06.01.01	Current Income Tax and Social Contribution	8,227,000	9,456,000
1.01.06.01.02	Other Recoverable Taxes	20,445,000	3,785,000
1.01.08	Other Current Assets	19,151,000	15,232,000
1.01.08.01	Non-Current Assets Held for Sale	10,930,000	8,615,000
1.01.08.03	Others	8,221,000	6,617,000
1.01.08.03.03	Others	8,221,000	6,617,000
1.02	Non-Current Assets	1,056,345,000	986,104,000
1.02.01	Long-Term Receivables	120,663,000	62,718,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	206,000	208,000
1.02.01.04	Trade and Other Receivables	10,575,000	8,490,000
1.02.01.07	Deferred Taxes	68,023,000	15,363,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	51,841,000	−
1.02.01.07.02	Deferred Taxes and Contributions	16,182,000	15,363,000
1.02.01.10	Other Non-Current Assets	41,859,000	38,657,000
1.02.01.10.03	Advances to Suppliers	2,121,000	1,029,000
1.02.01.10.04	Judicial Deposits	36,339,000	32,861,000
1.02.01.10.05	Other Long-Term Assets	3,399,000	4,767,000
1.02.02	Investments	249,205,000	182,666,000
1.02.03	Property, Plant and Equipment	608,648,000	662,816,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	06.30.2020	12.31.2019
2	Total Liabilities	1,189,549,000	1,129,118,000
2.01	Current Liabilities	340,566,000	274,047,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,534,000	6,056,000
2.01.02	Trade Payables	31,840,000	34,453,000
2.01.03	Taxes Obligations	259,000	218,000
2.01.03.01	Federal Taxes Obligations	259,000	218,000
2.01.03.01.01	Income Tax and Social Contribution Payable	259,000	218,000
2.01.04	Current Debt and Finance Lease Obligations	259,629,000	191,196,000
2.01.04.01	Current Debt	124,288,000	150,931,000
2.01.04.03	Lease Obligations	135,341,000	40,265,000
2.01.05	Other Liabilities	23,999,000	26,041,000
2.01.05.02	Others	23,999,000	26,041,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,791,000	6,165,000
2.01.05.02.04	Other Taxes and Contributions	15,092,000	13,538,000
2.01.05.02.06	Other liabilities	7,116,000	6,338,000
2.01.06	Provisions	3,659,000	3,577,000
2.01.06.02	Other Provisions	3,659,000	3,577,000
2.01.06.02.04	Pension and Medical Benefits	3,659,000	3,577,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	12,646,000	12,506,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	12,646,000	12,506,000
2.02	Non-Current Liabilities	606,217,000	559,530,000
2.02.01	Non-Current Debt and Finance Lease Obligations	420,324,000	359,846,000
2.02.01.01	Non-Current Debt	333,632,000	211,907,000
2.02.01.03	Lease Obligations	86,692,000	147,939,000
2.02.02	Other Liabilities	1,906,000	1,984,000
2.02.02.02	Others	1,906,000	1,984,000
2.02.02.02.03	Income Tax and Social Contribution	1,906,000	1,984,000
2.02.03	Deferred Taxes	−	9,974,000
2.02.03.01	Deferred Taxes	−	9,974,000
2.02.04	Provisions	183,987,000	187,726,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,498,000	11,883,000
2.02.04.02	Other Provisions	173,489,000	175,843,000
2.02.04.02.04	Pension and Medical Benefits	93,126,000	101,192,000
2.02.04.02.05	Provision for Decommissioning Costs	70,794,000	70,127,000
2.02.04.02.06	Employee Benefits	3,433,000	153,000
2.02.04.02.07	Other Provisions	6,136,000	4,371,000
2.03	Shareholders' Equity	242,766,000	295,541,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,665,000	2,665,000
2.03.04	Profit Reserves	73,374,000	124,613,000
2.03.08	Other Comprehensive Income	(38,705,000)	(37,169,000)

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2020 to 06/30/2020	Accumulated of the Current Year 01/01/2020 to 06/30/2020	Accumulated of the Previous Quarter 04/01/2019 to 06/30/2019	Accumulated of the Previous Year 01/01/2019 to 06/30/2019
3.01	Sales Revenues	48,931,000	117,040,000	71,111,000	135,344,000
3.02	Cost of Sales	(35,269,000)	(77,351,000)	(44,627,000)	(87,803,000)
3.03	Gross Profit	13,662,000	39,689,000	26,484,000	47,541,000
3.04	Operating Expenses / Income	2,767,000	(54,038,000)	13,737,000	6,125,000
3.04.01	Selling Expenses	(4,716,000)	(9,853,000)	(4,544,000)	(8,996,000)
3.04.02	General and Administrative Expenses	(1,183,000)	(2,613,000)	(1,718,000)	(3,412,000)
3.04.05	Other Operating Expenses	4,114,000	(52,831,000)	15,525,000	9,973,000
3.04.05.01	Other Taxes	(1,204,000)	(1,562,000)	(183,000)	(464,000)
3.04.05.02	Research and Development Expenses	(365,000)	(787,000)	(572,000)	(1,091,000)
3.04.05.03	Exploration Costs	(344,000)	(809,000)	(389,000)	(1,039,000)
3.04.05.05	Other Operating Expenses, Net	6,027,000	5,953,000	16,077,000	11,780,000
3.04.05.07	Impairment of Assets Charges / Reversals	−	(55,626,000)	592,000	787,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	4,552,000	11,259,000	4,474,000	8,560,000
3.05	Net Income Before Financial Results and Income Taxes	16,429,000	(14,349,000)	40,221,000	53,666,000
3.06	Finance Income (Expenses), Net	(20,603,000)	(64,685,000)	(8,372,000)	(17,637,000)
3.06.01	Finance Income	729,000	1,743,000	1,434,000	2,185,000
3.06.01.01	Finance Income	729,000	1,743,000	1,434,000	2,185,000
3.06.02	Finance Expenses	(21,332,000)	(66,428,000)	(9,806,000)	(19,822,000)
3.06.02.01	Finance Expenses	(9,464,000)	(18,142,000)	(8,431,000)	(15,778,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(11,868,000)	(48,286,000)	(1,375,000)	(4,044,000)
3.07	Net Income Before Income Taxes	(4,174,000)	(79,034,000)	31,849,000	36,029,000
3.08	Income Tax and Social Contribution	1,461,000	27,798,000	(13,198,000)	(13,687,000)
3.08.01	Current	−	120,000	(3,787,000)	(5,316,000)
3.08.02	Deferred	1,461,000	27,678,000	(9,411,000)	(8,371,000)
3.09	Net Income from Continuing Operations	(2,713,000)	(51,236,000)	18,651,000	22,342,000
3.10	Net Income from Discontinued Operations	−	−	215,000	555,000
3.10.01	Income / (Loss) from Discontinued Operations	−	−	215,000	555,000
3.11	Income / (Loss) for the Period	(2,713,000.00)	(51,236,000.00)	18,866,000	22,897,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(0.21)	(3.93)	1.45	1.76
3.99.01.02	Preferred Shares	(0.21)	(3.93)	1.45	1.76
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.21)	(3.93)	1.45	1.76
3.99.02.02	Preferred Shares	(0.21)	(3.93)	1.45	1.76

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2020 to 06/30/2020	Accumulated of the Current Year 01/01/2020 to 06/30/2020	Accumulated of the Previous Quarter 04/01/2019 to 06/30/2019	Accumulated of the Previous Year 01/01/2019 to 06/30/2019
4.01	Net Income for the Period	(2,713,000)	(51,236,000)	18,866,000	22,897,000
4.02	Other Comprehensive Income	13,650,000	(1,539,000)	3,398,000	4,801,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	8,610,000	8,610,000	−	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	(939,000)	(939,000)	−	−
4.02.03	Cumulative Translation Adjustments	11,247,000	60,666,000	(2,289,000)	(1,257,000)
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	5,000	(5,000)	(3,000)	(5,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(14,396,000)	(114,440,000)	5,962,000	3,561,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,292,000	11,388,000	2,543,000	5,118,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	3,096,000	35,038,000	(2,892,000)	(2,951,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	735,000	(1,857,000)	77,000	335,000
4.03	Total Comprehensive Income for the Period	10,937,000	(52,775,000)	22,264,000	27,698,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.04	Capital Transactions with Owners	−	−	−	(3,000)	3,000	−
5.04.09	Realization of the Deemed Cost	−	−	−	(3,000)	3,000	−
5.05	Total of Comprehensive Income	−	−	−	(51,236,000)	(1,539,000)	(52,775,000)
5.05.01	Net Income for the Period	−	−	−	(51,236,000)	−	(51,236,000)
5.05.02	Other Comprehensive Income	−	−	−	−	(1,539,000)	(1,539,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(51,239,000)	(38,705,000)	242,766,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 06/30/2019

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.04	Capital Transactions with Owners	−	−	−	(1,305,000)	1,000	(1,304,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(1,304,000)	−	(1,304,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(1,000)	1,000	−
5.05	Total of Comprehensive Income	−	−	−	22,897,000	4,801,000	27,698,000
5.05.01	Net Income for the Period	−	−	−	22,897,000	−	22,897,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,801,000	4,801,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	21,592,000	(21,227,000)	303,619,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 06/30/2020	Accumulated of the Previous Year 01/01/2019 to 06/30/2019
6.01	Net cash provided by operating activities	23,063,000	11,443,000
6.01.01	Cash provided by operating activities	64,483,000	53,901,000
6.01.01.01	Net Income (loss) for the period	(51,236,000)	22,897,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,976,000	3,980,000
6.01.01.03	Results in equity-accounted investments	(11,259,000)	(8,560,000)
6.01.01.04	Depreciation, depletion and amortization	35,154,000	30,553,000
6.01.01.05	Impairment of assets (reversal)	55,626,000	(787,000)
6.01.01.06	Exploratory expenditures write-offs	182,000	243,000
6.01.01.08	Foreign exchange, indexation and finance charges	73,680,000	17,481,000
6.01.01.09	Deferred income taxes, net	(27,678,000)	8,371,000
6.01.01.10	Allowance for expected credit losses	572,000	81,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	391,000	−
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,716,000	1,571,000
6.01.01.17	Disposal/write-offs of assets and remeasurement of investment retained with loss of control	284,000	(21,374,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(16,925,000)	−
6.01.01.19	Net cash provided by operating activities from continuing operations	−	(555,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(41,420,000)	(42,458,000)
6.01.02.01	Trade and other receivables, net	(34,224,000)	(19,478,000)
6.01.02.02	Inventories	5,063,000	(986,000)
6.01.02.03	Judicial deposits	(3,478,000)	(4,139,000)
6.01.02.04	Escrow account - Class action agreement	−	(3,090,000)
6.01.02.05	Other assets	(185,000)	(985,000)
6.01.02.06	Trade payables	(8,601,000)	(9,935,000)
6.01.02.07	Other taxes payable	3,043,000	3,937,000
6.01.02.08	Pension and medical benefits	(3,352,000)	(1,883,000)
6.01.02.09	Provisions for legal proceedings	(1,385,000)	(1,786,000)
6.01.02.10	Short-term benefits	5,757,000	422,000
6.01.02.11	Income tax and social contribution paid	(853,000)	(1,874,000)
6.01.02.12	Provision for Decommissioning Costs	(787,000)	(985,000)
6.01.02.14	Other liabilities	(2,418,000)	(1,676,000)
6.02	Net cash used in investing activities	(20,319,000)	(25,330,000)
6.02.01	Acquisition of PP&E and intangibles assets	(44,855,000)	(12,119,000)
6.02.02	Increase in investments in investees	226,000	6,000
6.02.03	Proceeds from disposal of assets - Divestment	868,000	32,668,000
6.02.04	Divestment (investment) in marketable securities	22,712,000	(51,273,000)
6.02.05	Dividends received	730,000	5,388,000
6.03	Net cash used in financing activities	(3,457,000)	11,839,000
6.03.02	Proceeds from financing	90,438,000	89,639,000
6.03.03	Repayment of principal	(54,723,000)	(49,251,000)
6.03.04	Repayment of interest	(10,478,000)	(8,958,000)
6.03.05	Dividends paid to shareholders	(4,426,000)	(3,944,000)
6.03.08	Settlement of lease liabilities	(24,268,000)	(15,647,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(713,000)	(2,048,000)
6.05.01	Cash and cash equivalents at the beginning of the period	4,322,000	6,334,000
6.05.02	Cash and cash equivalents at the end of the period	3,609,000	4,286,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumu-lated of the Current Year 01/01/2020 to 06/30/2020	Accumu-lated of the Previous Year 01/01/2019 to 06/30/2019
7.01	Sales Revenues	169,836,000	216,820,000
7.01.01	Sales of Goods and Services	152,335,000	179,248,000
7.01.02	Other Revenues	2,994,000	23,260,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	15,079,000	14,393,000
7.01.04	Allowance for expected credit losses	(572,000)	(81,000)
7.02	Inputs Acquired from Third Parties	(106,626,000)	(60,872,000)
7.02.01	Cost of Sales	(14,113,000)	(24,482,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(23,294,000)	(23,100,000)
7.02.03	Impairment Charges / Reversals of Assets	(55,626,000)	787,000
7.02.04	Others	(13,593,000)	(14,077,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(13,202,000)	(14,077,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(391,000)	−
7.03	Gross Added Value	63,210,000	155,948,000
7.04	Retentions	(37,446,000)	(33,220,000)
7.04.01	Depreciation, Amortization and Depletion	(37,446,000)	(33,220,000)
7.05	Net Added Value Produced	25,764,000	122,728,000
7.06	Transferred Added Value	30,807,000	11,855,000
7.06.01	Share of Profit of Equity-Accounted Investments	11,259,000	8,560,000
7.06.02	Finance Income	1,743,000	2,185,000
7.06.03	Others	17,805,000	1,110,000
7.06.03.01	Rentals, royalties and others	880,000	555,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	−	555,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	16,925,000	−
7.07	Total Added Value to be Distributed	56,571,000	134,583,000
7.08	Distribution of Added Value	56,571,000	134,583,000
7.08.01	Employee Compensation	16,952,000	13,641,000
7.08.01.01	Salaries	6,600,000	7,768,000
7.08.01.02	Fringe Benefits	9,881,000	5,321,000
7.08.01.03	Unemployment Benefits (FGTS)	471,000	552,000
7.08.02	Taxes and Contributions	10,291,000	69,468,000
7.08.02.01	Federal	814,000	55,329,000
7.08.02.02	State	9,306,000	14,031,000
7.08.02.03	Municipal	171,000	108,000
7.08.03	Return on Third-Party Capital	80,564,000	28,577,000
7.08.03.01	Interest	78,038,000	22,411,000
7.08.03.02	Rental Expenses	2,526,000	6,166,000
7.08.04	Return on Shareholders' Equity	(51,236,000)	22,342,000
7.08.04.01	Interest on Capital	−	1,304,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(51,236,000)	21,038,000

7.08.05	Others	-	555,000
7.08.05.04	Total distributed added value from discontinued operation - Shareholders	−	555,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	06.30.2020	12.31.2019
1	Total Assets	1,015,142,000	926,011,000
1.01	Current Assets	201,926,000	112,101,000
1.01.01	Cash and Cash Equivalents	106,598,000	29,714,000
1.01.02	Marketable Securities	2,952,000	3,580,000
1.01.03	Trade and Other Receivables	14,316,000	15,164,000
1.01.04	Inventories	27,594,000	33,009,000
1.01.06	Recoverable Taxes	29,788,000	14,287,000
1.01.06.01	Current Recoverable Taxes	29,788,000	14,287,000
1.01.06.01.01	Current Income Tax and Social Contribution	8,827,000	10,050,000
1.01.06.01.02	Other Recoverable Taxes	20,961,000	4,237,000
1.01.08	Other Current Assets	20,678,000	16,347,000
1.01.08.01	Non-Current Assets Held for Sale	11,137,000	10,333,000
1.01.08.03	Others	9,541,000	6,014,000
1.01.08.03.03	Others	9,541,000	6,014,000
1.02	Non-Current Assets	813,216,000	813,910,000
1.02.01	Long-Term Receivables	124,449,000	71,306,000
1.02.01.03	Marketable Securities measured at amortized cost	207,000	232,000
1.02.01.04	Trade and Other Receivables	12,559,000	10,345,000
1.02.01.07	Deferred Taxes	69,176,000	21,470,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	52,454,000	5,593,000
1.02.01.07.02	Deferred Taxes and Contributions	16,722,000	15,877,000
1.02.01.10	Other Non-Current Assets	42,507,000	39,259,000
1.02.01.10.03	Advances to Suppliers	1,110,000	1,313,000
1.02.01.10.04	Judicial Deposits	36,683,000	33,198,000
1.02.01.10.05	Other Long-Term Assets	4,714,000	4,748,000
1.02.02	Investments	19,007,000	22,166,000
1.02.03	Property, Plant and Equipment	591,299,000	641,949,000
1.02.04	Intangible Assets	78,461,000	78,489,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	06.30.2020	12.31.2019
2	Total Liabilities	1,015,142,000	926,011,000
2.01	Current Liabilities	144,169,000	116,147,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,284,000	6,632,000
2.01.02	Trade Payables	21,419,000	22,576,000
2.01.03	Taxes Obligations	1,144,000	1,114,000
2.01.03.01	Federal Taxes Obligations	1,144,000	1,114,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,144,000	1,114,000
2.01.04	Current Debt and Lease Obligations	66,282,000	41,139,000
2.01.04.01	Current Debt	36,646,000	18,013,000
2.01.04.03	Lease Obligations	29,636,000	23,126,000
2.01.05	Other Liabilities	29,074,000	28,025,000
2.01.05.02	Others	29,074,000	28,025,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,973,000	6,278,000
2.01.05.02.04	Other Taxes and Contributions	15,455,000	13,800,000
2.01.05.02.06	Other liabilities	11,646,000	7,947,000
2.01.06	Provisions	3,659,000	3,577,000
2.01.06.02	Other Provisions	3,659,000	3,577,000
2.01.06.02.04	Pension and Medical Benefits	3,659,000	3,577,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	13,307,000	13,084,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	13,307,000	13,084,000
2.02	Non-Current Liabilities	625,252,000	510,727,000
2.02.01	Non-Current Debt and Finance Lease Obligations	433,273,000	310,022,000
2.02.01.01	Non-Current Debt	342,905,000	236,969,000
2.02.01.03	Lease Obligations	90,368,000	73,053,000
2.02.02	Other Liabilities	1,951,000	2,031,000
2.02.02.02	Others	1,951,000	2,031,000
2.02.02.02.03	Income Tax and Social Contribution	1,951,000	2,031,000
2.02.03	Deferred Taxes	822,000	7,095,000
2.02.03.01	Deferred Taxes	822,000	7,095,000
2.02.04	Provisions	189,206,000	191,579,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,439,000	12,546,000
2.02.04.02	Other Provisions	177,767,000	179,033,000
2.02.04.02.04	Pension and Medical Benefits	94,891,000	103,213,000
2.02.04.02.05	Provision for Decommissioning Costs	71,205,000	70,377,000
2.02.04.02.06	Employee Benefits	3,431,000	153,000
2.02.04.02.07	Other Provisions	8,240,000	5,290,000
2.03	Shareholders' Equity	245,721,000	299,137,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,449,000	2,449,000
2.03.04	Profit Reserves	73,590,000	124,829,000
2.03.08	Other Comprehensive Income	(38,705,000)	(37,169,000)
2.03.09	Non-controlling interests	2,955,000	3,596,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2020 to 06/30/2020	Accumulated of the Current Year 01/01/2020 to 06/30/2020	Accumulated of the Previous Quarter 04/01/2019 to 06/30/2019	Accumulated of the Previous Year 01/01/2019 to 06/30/2019
3.01	Sales Revenues	50,898,000	126,367,000	72,567,000	143,423,000
3.02	Cost of Sales	(32,680,000)	(76,534,000)	(42,357,000)	(88,380,000)
3.03	Gross Profit	18,218,000	49,833,000	30,210,000	55,043,000
3.04	Operating Expenses / Income	(9,198,000)	(86,253,000)	9,027,000	(1,780,000)
3.04.01	Selling Expenses	(6,752,000)	(12,666,000)	(3,668,000)	(7,069,000)
3.04.02	General and Administrative Expenses	(1,568,000)	(3,388,000)	(2,194,000)	(4,321,000)
3.04.05	Other Operating Expenses	211,000	(67,671,000)	14,419,000	8,645,000
3.04.05.01	Other Taxes	(1,305,000)	(1,822,000)	(260,000)	(612,000)
3.04.05.02	Research and Development Expenses	(366,000)	(788,000)	(572,000)	(1,091,000)
3.04.05.03	Exploration Costs	(350,000)	(818,000)	(394,000)	(1,048,000)
3.04.05.05	Other Operating Expenses, Net	2,232,000	1,058,000	15,752,000	11,477,000
3.04.05.07	Impairment of Assets Charges / Reversals	−	(65,301,000)	(107,000)	(81,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(1,089,000)	(2,528,000)	470,000	965,000
3.05	Net Income Before Financial Results and Income Taxes	9,020,000	(36,420,000)	39,237,000	53,263,000
3.06	Finance Income (Expenses), Net	(12,308,000)	(33,486,000)	(8,576,000)	(16,995,000)
3.06.01	Finance Income	579,000	1,377,000	1,303,000	2,272,000
3.06.01.01	Finance Income	579,000	1,377,000	1,303,000	2,272,000
3.06.02	Finance Expenses	(12,887,000)	(34,863,000)	(9,879,000)	(19,267,000)
3.06.02.01	Finance Expenses	(6,098,000)	(13,514,000)	(6,240,000)	(12,935,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(6,789,000)	(21,349,000)	(3,639,000)	(6,332,000)
3.07	Net Income Before Income Taxes	(3,288,000)	(69,906,000)	30,661,000	36,268,000
3.08	Income Tax and Social Contribution	475,000	17,369,000	(11,611,000)	(13,455,000)
3.08.01	Current	(610,000)	(1,207,000)	(6,453,000)	(6,830,000)
3.08.02	Deferred	1,085,000	18,576,000	(5,158,000)	(6,625,000)
3.09	Net Income from Continuing Operations	(2,813,000)	(52,537,000)	19,050,000	22,813,000
3.10	Net Income from Discontinued Operations	−	−	302,000	779,000
3.10.01	Income / Loss from Discontinued Operations	−	−	302,000	779,000
3.11	Income / (Loss) for the Period	(2,813,000)	(52,537,000)	19,352,000	23,592,000
3.11.01	Attributable to Shareholders of Petrobras	(2,713,000)	(51,236,000)	18,866,000	22,897,000
3.11.02	Attributable to Non-Controlling Interests	(100,000)	(1,301,000)	486,000	695,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(0.21)	(3.93)	1.45	1.76
3.99.01.02	Preferred Shares	(0.21)	(3.93)	1.45	1.76
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.21)	(3.93)	1.45	1.76
3.99.02.02	Preferred Shares	(0.21)	(3.93)	1.45	1.76

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2020 to 06/30/2020	Accumulated of the Current Year 01/01/2020 to 06/30/2020	Accumulated of the Previous Quarter 04/01/2019 to 06/30/2019	Accumulated of the Previous Year 01/01/2019 to 06/30/2019
4.01	Net Income for the Period	(2,813,000)	(52,537,000)	19,352,000	23,592,000
4.02	Other Comprehensive Income	13,876,000	(419,000)	3,346,000	4,768,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	9,073,000	9,075,000	4,000	4,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	(1,005,000)	(1,006,000)	−	−
4.02.03	Cumulative Translation Adjustments	11,461,000	61,773,000	(2,341,000)	(1,290,000)
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	5,000	(5,000)	(3,000)	(5,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(14,396,000)	(114,440,000)	5,946,000	3,538,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,578,000	12,027,000	2,900,000	5,747,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	2,998,000	34,820,000	(3,008,000)	(3,157,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	162,000	(2,663,000)	(152,000)	(69,000)
4.03	Total Comprehensive Income for the Period	11,063,000	(52,956,000)	22,698,000	28,360,000
4.03.01	Attributable to Shareholders of Petrobras	10,937,000	(52,775,000)	22,264,000	27,698,000
4.03.02	Attributable to Non-controlling Interests	126,000	(181,000)	434,000	662,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 06/30/2020

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.04	Capital Transactions with Owners	−	−	−	(3,000)	3,000	−	(460,000)	(460,000)
5.04.06	Dividends	−	−	−	−	−	−	(235,000)	(235,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(225,000)	(225,000)
5.04.09	Capital Transactions	−	−	−	(3,000)	3,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(51,236,000)	(1,539,000)	(52,775,000)	(181,000)	(52,956,000)
5.05.01	Net Income for the Period	−	−	−	(51,236,000)	−	(51,236,000)	(1,301,000)	(52,537,000)
5.05.02	Other Comprehensive Income	−	−	−	−	(1,539,000)	(1,539,000)	1,120,000	(419,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(51,239,000)	(38,705,000)	242,766,000	2,955,000	245,721,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 06/30/2019

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	0	(26,029,000)	277,225,000	6,318,000	283,543,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.04	Capital Transactions with Owners	−	−	−	(1,305,000)	1,000	(1,304,000)	(1,181,000)	(2,485,000)
5.04.06	Dividends	−	−	−	−	−	−	(825,000)	(825,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(1,304,000)	−	(1,304,000)	−	(1,304,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(356,000)	(356,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(1,000)	1,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	22,897,000	4,801,000	27,698,000	662,000	28,360,000
5.05.01	Net Income for the Period	−	−	−	22,897,000	−	22,897,000	695,000	23,592,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,801,000	4,801,000	(33,000)	4,768,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	21,592,000	(21,227,000)	303,619,000	5,799,000	309,418,000

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 06/30/2020	Accumulated of the Previous Year 01/01/2019 to 06/30/2019
6.01	Net cash provided by operating activities	64,301,000	38,249,000
6.01.01	Cash provided by operating activities	60,112,000	57,769,000
6.01.01.01	Net Income (loss) for the period	(52,537,000)	23,592,000
6.01.01.02	Pension and medical benefits (actuarial expense)	4,175,000	4,114,000
6.01.01.03	Results in equity-accounted investments	2,528,000	(965,000)
6.01.01.04	Depreciation, depletion and amortization	30,733,000	28,572,000
6.01.01.05	Impairment of assets (reversal)	65,301,000	81,000
6.01.01.06	Exploratory expenditures write-offs	182,000	243,000
6.01.01.08	Foreign exchange, indexation and finance charges	41,000,000	16,357,000
6.01.01.09	Deferred income taxes, net	(18,576,000)	6,625,000
6.01.01.10	Allowance for expected credit losses	657,000	146,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	1,502,000	(32,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,724,000	1,577,000
6.01.01.17	Disposal/write-offs of assets and remeasurement of investment retained with loss of control	348,000	(21,762,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(16,925,000)	−
6.01.01.19	Net cash provided by operating activities from continuing operations	−	(779,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	4,189,000	(19,520,000)
6.01.02.01	Trade and other receivables, net	(3,445,000)	3,982,000
6.01.02.02	Inventories	6,308,000	(2,478,000)
6.01.02.03	Judicial deposits	(3,479,000)	(4,155,000)
6.01.02.04	Escrow account - Class action agreement	−	(3,693,000)
6.01.02.05	Other assets	(2,142,000)	(3,523,000)
6.01.02.06	Trade payables	(558,000)	(3,211,000)
6.01.02.07	Other taxes payable	3,502,000	4,025,000
6.01.02.08	Pension and medical benefits	(3,358,000)	(1,911,000)
6.01.02.09	Provisions for legal proceedings	(1,230,000)	(4,685,000)
6.01.02.10	Short-term benefits	5,936,000	475,000
6.01.02.11	Income tax and social contribution paid	(1,306,000)	(2,360,000)
6.01.02.12	Provision for Decommissioning Costs	(789,000)	(985,000)
6.01.02.14	Other liabilities	4,750,000	(1,959,000)
6.01.02.15	Discontinued operations – net cash provided by operating activities	−	958,000
6.02	Net cash used in investing activities	(18,569,000)	26,536,000
6.02.01	Acquisition of PP&E and intangibles assets	(16,557,000)	(13,964,000)
6.02.02	(Increase) decrease in investments in investees	(5,305,000)	(41,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,034,000	35,688,000
6.02.04	Divestment (investment) in marketable securities	740,000	1,868,000
6.02.05	Dividends received	519,000	3,183,000
6.02.08	Discontinued operations – net cash provided by (used in) investing activities	−	(198,000)
6.03	Net cash used in financing activities	16,415,000	(51,701,000)
6.03.01	Non-controlling interest	(218,000)	(356,000)
6.03.02	Proceeds from financing	78,670,000	17,882,000
6.03.03	Repayment of principal	(34,807,000)	(45,397,000)
6.03.04	Repayment of interest	(8,023,000)	(8,974,000)
6.03.05	Dividends paid to shareholders	(4,426,000)	(3,944,000)
6.03.06	Dividends paid to non-controlling interests	(152,000)	(337,000)
6.03.08	Settlement of lease liabilities	(14,629,000)	(8,643,000)
6.03.09	Discontinued operations – net cash used in financing activities	−	(1,932,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	14,743,000	(1,001,000)

6.05	Increase (decrease) in cash and cash equivalents	76,890,000	12,083,000
6.05.01	Cash and cash equivalents at the beginning of the period	29,729,000	53,584,000
6.05.02	Cash and cash equivalents at the end of the period	106,619,000	65,937,000

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 06/30/2020	Accumulated of the Previous Year 01/01/2019 to 06/30/2019

7.01	Sales Revenues	177,171,000	227,046,000
7.01.01	Sales of Goods and Services	161,945,000	187,556,000
7.01.02	Other Revenues	85,000	24,268,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	15,798,000	15,368,000
7.01.04	Allowance for expected credit losses	(657,000)	(146,000)
7.02	Inputs Acquired from Third Parties	(122,729,000)	(64,081,000)
7.02.01	Cost of Sales	(15,075,000)	(30,251,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(28,805,000)	(21,285,000)
7.02.03	Impairment Charges / Reversals of Assets	(65,301,000)	(81,000)
7.02.04	Others	(13,548,000)	(12,464,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(12,046,000)	(12,496,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(1,502,000)	32,000
7.03	Gross Added Value	54,442,000	162,965,000
7.04	Retentions	(33,025,000)	(31,239,000)
7.04.01	Depreciation, Amortization and Depletion	(33,025,000)	(31,239,000)
7.05	Net Added Value Produced	21,417,000	131,726,000
7.06	Transferred Added Value	16,236,000	15,500,000
7.06.01	Share of Profit of Equity-Accounted Investments	(2,528,000)	965,000
7.06.02	Finance Income	1,377,000	2,272,000
7.06.03	Others	17,387,000	12,263,000
7.06.03.01	Rentals, royalties and others	462,000	409,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	−	11,854,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	16,925,000	−
7.07	Total Added Value to be Distributed	37,653,000	147,226,000
7.08	Distribution of Added Value	37,653,000	147,226,000
7.08.01	Employee Compensation	18,859,000	15,660,000
7.08.01.01	Salaries	7,956,000	9,336,000
7.08.01.02	Fringe Benefits	10,339,000	5,718,000
7.08.01.03	Unemployment Benefits (FGTS)	564,000	606,000
7.08.02	Taxes and Contributions	22,654,000	71,497,000
7.08.02.01	Federal	12,548,000	56,552,000
7.08.02.02	State	9,705,000	14,632,000
7.08.02.03	Municipal	401,000	313,000
7.08.03	Return on Third-Party Capital	48,677,000	25,402,000
7.08.03.01	Interest	46,502,000	21,934,000
7.08.03.02	Rental Expenses	2,175,000	3,468,000
7.08.04	Return on Shareholders' Equity	(52,537,000)	22,813,000
7.08.04.01	Interest on Capital	−	1,304,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(51,236,000)	21,038,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	(1,301,000)	471,000
7.08.05	Others	−	11,854,000
7.08.05.01	Total distributed added value from discontinued operation - Employees and administration	−	787,000

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2019, which include the full set of notes.

The interim consolidated and separate financial statements (Parent Company) have been prepared and are presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), and with the pronouncement CPC 21 (R1) – Demonstrações Intermediárias as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). All financial statements relevant information is being evidenced and corresponds to the ones used by the Company’s Management.

In July 2019, after the additional sale of its interest in Petrobras Distribuidora S/A (BR) through a secondary public offering of shares (follow on), Petrobras’ interest was reduced to 37.50% of the share capital, ceasing to be a Petrobras subsidiary. This operation was characterized as a “discontinued operation”. Thus, the consolidated statements of income cash flow, for the period ended June 30, 2019, present the results and cash flows from operating, investing and financing activities in separate lines, as net income of discontinued operations. The statements of added value for the period ended June 30, 2019 also show the total added value to be distributed and the total added value distributed from discontinued operations, separately. The opening of the effects on the results for the period and cash flows of June 30, 2019, related to the discontinued operation are presented in note 7 of the Quarterly Information of June 30, 2019.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on July 30, 2020.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2019.

3.	Context, resilience measures and impacts of the COVID-19 pandemic

3.1    Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

In early April, members of the Organization of the Petroleum Exporting Countries (OPEC +) and other countries announced a new agreement providing for the reduction of their combined production by 9.7 million barrels per day (bpd) for May and June 2020.

In July 2020, at a new meeting, OPEC announced that the level of adherence to the agreement in June was 107%, considering the additional voluntary cuts from Saudi Arabia, the United Arab Emirates and Kuwait and 95%, without them. Unlike the agreement signed in June 2020, it was decided not to change the planned timetable for implementing the combined production cuts. In this way, the current level of 9.7 MM bpd will be reduced to 7.7 MM bpd, starting in August, remaining at this level until December. This agreement provides for a predefined cut schedule by the end of 2021.

The adversity in the global scenario caused the company to revise its top metric of indebtedness contained in the Strategic Plan 2020-2024, replacing the indicator of net debt / EBITDA by the indicator of gross debt. The approved gross debt target for 2020 is US$ 87 billion, the same level as that of 2019.

The company's projections indicate that the Brent oil price should remain significantly low in the medium term, converging to US$ 50 per barrel in the long term. This price assumption has not been modified for the preparation of the financial statements of June 30, 2020, compared to that practiced in the first quarter of 2020.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Within this scenario, the moment requires constant monitoring of market conditions and cost reduction.

3.2    Resilience measures

The Company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support the prevention of contagion in its administrative and operational areas home office, reduced work shifts in operational areas to minimize the number of workers commuting, rigorous cleaning of workplaces, distribution of PPE, testing of suspected cases, measuring body temperature and fast testing on pre-shipment for oil platforms, medical monitoring and access to telemedicine services.

Brazilian governmental authorities, in turn, implemented a set of measures to face the economic side effects of increasing and still uncertain dimensions that paralyzed world activities, aiming at helping the productive sector, mainly: Federal Government measures - (i) PIS and Cofins and Social Security-Companies’ Contribution - had the due amounts of competencies from March to May 2020, deferred for collection in August, October and November 2020, respectively; (ii) FGTS - had the collection of the amounts from March to May deferred in six equal installments to be paid from July to December 2020; (iii) System S (employer contributions to social entities that train and support employees) - 50% reduction in rates from April to June 2020; and (iv) IOF - reduction from 3% to zero in certain operations carried out from April 3 to October 2 2020; and State of Pernambuco - (i) VAT tax rate on import of fuel (from April 9 to December 31 2020) - deferral of up to 30 days.

As a result of the abrupt reduction on the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital, in order to ensure its financial strength and resilience of its businesses. The main measures are:

•	Draw down of committed credit lines (Revolving Credit Lines) in the total amount of US$ 8 billion, as well as two new lines of R$ 3.5 billion;
•	postponement of the payment of the remaining dividends based on the annual result of 2019 (note 28);
•	postponement of judicial deposits to 2021, in particular of a tax nature;
•	reduction and postponement of expenses with human resources, with emphasis on: (i) postponement of payment for the 2019 Performance Award Program; (ii) postponement of the payment of 30% of the total monthly remuneration of the Board of Directors, President, Executive Officers and upper management, and between 10% to 30% of the monthly remuneration of lower management and consultants, from April to June 2020; and (iii) temporary change from shift and alert systems to administrative regime until December 31, 2020, being reassessed monthly or earlier according to the return to operational work;
•	reduction of capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.5 billion, mainly due to the postponement of exploratory activities, interconnection of wells and construction of production and refining facilities, and the depreciation of the Brazilian real against the U.S. dollar;
•	reduction of 200 thousand bpd (barrels of oil per day) of oil production from April 2020 (included the reduction of 100 thousands bpd announced in the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60% that contributed to the maintenance of reasonable clearance in the storage capacity, consequently avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;
•	reduction in operating expenses with an additional decrease of US$ 2 billion, mainly through: (i) hibernation of platforms operating in shallow waters, with higher lifting costs per barrel, and for which, due to the drop in oil prices, the Company estimates negative cash flows; (ii) lower expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days;
•	negotiation efforts with suppliers in order to obtain postponement of cash outflows, the cancellation or suspension of certain contracts, postponement of deliveries of materials and services, reductions in price and scope of services. In relation to the postponement of disbursements, the extension of the payment period of obligations to suppliers is being considered, with the consequent increase in financial charges established in the contractual amendments;
•	as a result of the structural reduction in the demand for natural gas in the Brazilian market, the Company declared force majeure in the agreement for the purchase of natural gas related to Manati field, as provided for in the contract. The Company is also negotiating with other agents in the natural gas chain aiming at reducing the effects resulting from the pandemic. Petrobras is constantly monitoring the current scenario and its developments on the gas market, reinforcing that, given the gravity, unpredictability and unprecedentedly of the subject, actions by all agents in the natural gas chain are necessary in order to reduce the impacts on the sector and, consequently, on the society. Accordingly, Petrobras has been working together with the sellers of the natural gas purchase agreement related to Campo de Manati to seek to mitigate the effects of force majeure in this contract.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the second quarter of 2020, compared to the first quarter of 2020, despite the challenging context, the company achieved the following results: (i) average production of oil, NGL and natural gas was slightly lower; (ii) increase in production exports, after meeting domestic demand; (iii) higher export volume of oil products; (iv) recovery in demand, allowing increased sales for some oil products; (v) refinery optimization, there was a recovery of the utilization factor of the refining park to levels prior to the pandemic.

As a result of the implementation of the aforementioned measures, the Company, after simulating several stress scenarios, estimates that will be able to balance its financing and its cash flows. Thus, management believes that it has adequate resources to continue its operations in the short-term and, therefore, the going concern assumption is applied in the preparation of these interim financial statements.

3.3	Effects on these interim financial statements

The impacts of COVID-19 pandemic on the economic environment were considered in the preparation of these interim financial statements. Information on key estimates and judgments that require a high level of judgment and complexity in their applications and that could materially affect the Company's financial condition and results, were disclosed in the financial statements of December 31, 2019 and revised for this interim financial statements, in order to determine possible changes in assumptions and judgments arising from current market conditions.

The results of the revision of these assumptions and others came from COVID-19 are presented below:

•	the oil price and expectations for the growth of the world economy suffered a consistent decline throughout the 1st half of 2020, especially from the end of the 1st quarter of 2020. With the economic impacts, the global demand for oil products was also severely affected in that period. In this context, short, medium and long-term planning scenarios for macroeconomic and price assumptions were no longer compatible with those approved in the 2020-2024 Strategic Plan (SP), which meant that the company anticipated approval of a new set of premises already for SP 2021-2025. As a result, impairment losses on assets were recognized in the 1st quarter of 2020 in the amount of R$ 65 billion. In the second quarter, there was no recognition of additional impairment losses (note 20);
•	the expected export values and consequently the highly probable export values were impacted by the effects of the oil price war and the COVID-19 pandemic. In this way, the values of exports whose exchange variations were designated in hedge relationships for the months of April to December / 2020 are no longer foreseen and there was a significant increase in the company's dollar x real exchange exposure on June 30, 2020. Then, the amount of R$ 2.6 billion was reclassified from Other Comprehensive Income to Statement of Income mainly in the first quarter of 2020 (note 30.2);
•	inventories adjusted to net realizable value, mainly from the first quarter of 2020, of R$ 1.5 billion (note 11);
•	the recognition of expected credit losses (PCE) in the company's financial assets that are not measured at fair value through profit or loss considered the expected impacts of COVID-19. For financial assets whose counterparties had ratings published by risk agencies, where the notes already reflected the effects of the pandemic, the information disclosed by such agencies was used to calculate the PCE. For other financial assets, in general, the expected effects of COVID-19 were incorporated into the PCE by identifying the deterioration in the probability of default based on observable data that considered the stratification of the debtor by area of operation, type of product and region. No relevant effects have been identified;
•	deferred tax credits were recognized based on the projected taxable profit for subsequent years (note 12.2);
•	estimates of reserve volumes are prepared reflecting, in an integrated manner, the projects in the company's Strategic Planning portfolio, technical uncertainties and assumptions such as prices and costs. In the first half of 2020, there was no change in the project portfolio or in the company's reserve volumes that impacted the quarterly financial statements. In addition, the current estimates of the provision for the dismantling of areas of the company largely reflect requirements that will be realized in the medium and long term. Such assumptions used for the estimates are supported by the company's Strategic Planning and Reserves estimation cycle, processes that express long-term visions. In this context, the company evaluated the main assumptions that formed the cost of dismantling areas vis-à-vis the temporal formation structure of its abandonment liabilities and concluded that there are no relevant effects that impact the updating of the provision made in the annual financial statements of 2019;

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	there were no changes in assumptions in the recognition of revenue contracts with customers. The expectation of the customer's completion of the obligation remains at the maturity of each transaction, classified as highly probable, subject only to the fulfillment of the precedent conditions contained in the sales contracts. Customers did not indicate their intention to breach or revise the contractual terms and conditions signed;

•	in the scope of the company's legal litigation, there are no cases related to COVID-19 with a risk of financial disbursement that directly impact the financial statements on June 30, 2020. However, the company became aware of some public civil actions in the labor field brought by unions, whose objects are related to the COVID-19 Crisis and to the Resilience Plan to reduce expenses. Such actions represent obligations to do and are divided into three groups, basically questioning: (i) two measures to contain personnel expenses contained in the Resilience Plan; (ii) sufficiency of preventive measures against the spread of COVID-19 and criterion for removing people from the risk group; and (iii) the union's participation in the Organizational Response Structure (Estrutura Organizacional de Resposta - EOR). The company is taking the appropriate legal measures for each case and the best estimate at the moment, when there is still no decision on the merits at first instance, is that the likelihood of loss is not probable;

•	In the second quarter of 2020, the Company accounted for R$ 932 within other income and expenses, of as a result of the reduction in the level of activity, of which R$ 495 related to the lower processed feedstock at the refineries and in the gas and energy plants, and R$ 437 due to idleness of rigs and platforms. Additionally, with the expansion of the pandemic, several expenses were made in the amount of R$ 132, which were destined to urgent and emergency health actions, such as health care, exams, purchase of medicines, removals as well as donations that aim to contribute to society in the containment and treatment of the pandemic.
4	Cash and cash equivalents and Marketable securities
4.1	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	06.30.2020	12.31.2019
Cash at bank and in hand	2,132	2,306
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	12,710	6,849
Other investment funds	130	16
	12,840	6,865
- Abroad
Time deposits	37,826	27
Automatic investing accounts and interest checking accounts	51,819	18,622
Other financial investments	1,981	1,894
	91,626	20,543
Total short-term financial investments	104,466	27,408
Total cash and cash equivalents	106,598	29,714

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main funds generated were substantially provided by operating cash generation of R$ 64,301, proceeds from financing of R$ 78,670, with emphasis on the draw down of Revolving Credit Lines and proceeds from financing through the offering of securities in the international capital market (Global Notes), proceeds from divestments of R$ 2,034, exchange rate effect on the balances of cash and cash equivalents of R$ 14,743 and a set of measures to reduce cash outflows and preserve cash in this scenario of uncertainty, in order to reinforce its financial strength and resilience of its businesses.

The main uses of funds in the period ended June 30, 2020 were for debt service obligations, including pre-payments of debt and lease payments, totaling R$ 57,459, in addition to investments in the business segments in the amount of R$ 16,557 and acquisition of additional interest in shares in Tupi B.V. and Iara B. V. in the amount of R$ 5,034.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.2           Marketable securities

		Consolidated
	06.30.2020	12.31.2019
Fair value through profit or loss	2,886	3,528
Fair value through other comprehensive income	20	28
Amortized cost	253	256
Total	3,159	3,812
Current	2,952	3,580
Non-current	207	232

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

5	Sales revenues
		Consolidated
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gross sales	67,001	161,945	95,131	187,556
Sales taxes (*)	(16,103)	(35,578)	(22,564)	(44,133)
Sales revenues	50,898	126,367	72,567	143,423
Diesel	13,516	31,539	23,334	43,754
Gasoline	4,915	13,242	10,191	19,035
Liquified petroleum gas	3,782	7,792	4,276	8,082
Jet fuel	409	4,130	3,711	7,396
Naphtha	1,372	4,348	1,862	3,446
Fuel oil (including bunker fuel)	659	1,824	1,014	2,091
Other oil products	2,694	5,763	3,265	6,413
Subtotal oil products	27,347	68,638	47,653	90,217
Natural gas	3,926	9,298	5,558	11,271
Renewables and nitrogen products	34	151	243	542
Breakage	769	1,176	664	1,284
Electricity	428	1,678	635	2,509
Services, agency and others	1,238	1,941	699	1,939
Domestic market	33,742	82,882	55,452	107,762
Exports	14,973	39,684	15,439	29,973
Sales abroad (**)	2,183	3,801	1,676	5,688
Foreign market	17,156	43,485	17,115	35,661
Sales revenues	50,898	126,367	72,567	143,423
(*) Includes, mainly, CIDE, PIS, COFINS and VAT rate (VAT).
(**)Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the six-month periods ended June 30, 2020 and 2019, sales to BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

5.1	Remaining performance obligations

The company has sales contracts for products or services in force and signed until June 30, 2020, with terms longer than 1 year, where there is established a quantity of goods or services for sales in the next years with their respective payment terms.

Revenues will be recognized through transfers of goods and services to the respective customers, their values and period of recognition being subject to future demands, changes in the value of commodities, exchange rates and other market factors.

The following are the remaining amounts of these contracts at the end of June 30, 2020 or practiced in recent sales when they reflect the most directly observable information:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Total	Expected recognition within 1 year
Domestic Market
Gasoline	12,185	12,185
Diesel	26,480	26,480
Natural gas	71,578	11,771
Services and others	49,507	25,077
Naphtha	4,254	4,254
Electricity	16,363	3,119
Other oil products	151	151
Jet fuel	3,487	3,487
Foreign Market
Exports	54,007	8,360
Total	238,012	94,884

The table above does not include information on contracts with original expected duration of one year or less, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are manly driven by demands to generate electricity from thermoelectric power plants, according the Brazilian National Electric System Operator (ONS) requests. These requests are substantially affected by Brazilian hydrological conditions, thus, the table above presents fixed amounts representing sales of certified capacity in accordance with the installed capacity of the Company.

5.2	Contract liabilities

As of June 30, 2020, the company has R$ 403 in advances related mainly to take and ship or pay contracts, to be offset against future sales of natural gas or the non-exercise of the right by the client, classified as other accounts and expenses payable in current liabilities.

6	Costs and expenses by nature

6.1 Cost of sales

		Consolidated
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Raw material, products for resale, materials and third-party services (*)	(13,799)	(33,711)	(17,049)	(39,039)
Depreciation, depletion and amortization	(11,124)	(23,917)	(11,826)	(23,657)
Production taxes	(5,149)	(13,180)	(10,216)	(19,254)
Employee compensation	(2,608)	(5,726)	(3,266)	(6,430)
Total	(32,680)	(76,534)	(42,357)	(88,380)
(*) It Includes short-term leases and inventory turnover.

6.2 Selling expenses

		Consolidated
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Materials, third-party services, freight, rent and other related costs	(5,741)	(10,846)	(2,903)	(5,488)
Depreciation, depletion and amortization	(688)	(1,237)	(557)	(1,068)
Allowance for expected credit losses	(108)	(154)	8	(103)
Employee compensation	(215)	(429)	(216)	(410)
Total (*)	(6,752)	(12,666)	(3,668)	(7,069)

(*) The increase in selling expenses mainly reflects an increase in tariffs for the increased use of TAG gas pipelines since the sale in June 2019.

6.3	General and administrative expenses
		Consolidated
	2020		2019
	Abr-Jun	Jan-Jun	Abr-Jun	Jan-Jun
Employee compensation	(1,218)	(2,495)	(1,457)	(2,900)
Materials, third-party services, freight, rent and other related costs	(226)	(642)	(549)	(1,071)
Depreciation, depletion and amortization	(124)	(251)	(188)	(350)
Total	(1,568)	(3,388)	(2,194)	(4,321)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7	Other income and expenses
		Consolidated
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Voluntary Separation Incentive Plan – PDV	(4,835)	(5,022)	(336)	(335)
Unscheduled stoppages and pre-operating expenses	(2,481)	(4,065)	(1,517)	(2,730)
Pension and medical benefits – retirees	(1,027)	(2,354)	(1,348)	(2,695)
Gains/(losses) with Commodities Derivatives	(2,720)	(1,683)	(601)	(1,449)
Gains / (losses) related to legal, administrative and arbitration proceedings	(601)	(882)	(833)	(2,166)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	98	(348)	21,200	21,889
Variable compensation program	(3)	168	(417)	(791)
Amounts recovered from Lava Jato investigation	335	431	309	309
Early termination of contracts	277	734	(5)	(5)
Expenses/Reimbursements from E&P partnership operations	624	1,280	181	370
Equalization of expenses - Production Individualization Agreements	4,363	4,474	(34)	(34)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	7,675	7,675	−	−
Others	527	650	(847)	(886)
Total	2,232	1,058	15,752	11,477
8	Net finance income (expense)
		Consolidated
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Finance income	579	1,377	1,303	2,272
Income from investments and marketable securities (Government Bonds)	276	574	449	921
Discount and premium on repurchase of debt securities	−	6	5	12
Gains from signed agreements (electricity sector)	−	−	314	314
Others	303	797	535	1,025
Finance expenses	(6,098)	(13,514)	(6,240)	(12,935)
Interest on finance debt	(4,554)	(9,099)	(4,836)	(9,786)
Unwinding of discount on lease liabilities	(1,677)	(3,194)	(1,773)	(3,026)
Discount and premium on repurchase of debt securities	(12)	(1,257)	(2)	(694)
Capitalized borrowing costs	1,156	2,390	1,362	2,664
Unwinding of discount on the provision for decommissioning costs	(859)	(1,712)	(791)	(1,577)
Other finance expenses and income, net	(152)	(642)	(200)	(516)
Foreign exchange gains (losses) and indexation charges	(6,789)	(21,349)	(3,639)	(6,332)
Foreign Exchange (*)	(10,683)	(19,065)	(791)	(863)
Expenses (*)	(5,578)	(12,027)	(2,900)	(5,747)
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	9,250	9,250	−	−
Other foreign exchange gains (losses) and indexation charges, net	222	493	52	278
Total	(12,308)	(33,486)	(8,576)	(16,995)
(*) For more information, see notes 30.2.c and 30.2.a.
9	Net income by operating segment
Consolidated Statement of Income by operating segment - Apr-Jun/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	27,691	44,326	8,157	1,092	(30,368)	50,898
Intersegments	26,486	812	2,874	196	(30,368)	−
Third parties	1,205	43,514	5,283	896	−	50,898
Cost of sales	(18,890)	(39,835)	(3,312)	(1,098)	30,455	(32,680)
Gross profit	8,801	4,491	4,845	(6)	87	18,218
Expenses	789	(7,066)	(3,521)	1,719	(30)	(8,109)
Selling	(1)	(3,790)	(2,900)	(34)	(27)	(6,752)
General and administrative	(300)	(270)	(104)	(894)	−	(1,568)
Exploration costs	(350)	−	−	−	−	(350)
Research and development	(224)	(9)	(6)	(127)	−	(366)
Other taxes	(414)	(262)	(15)	(614)	−	(1,305)
Impairment	−	−	−	−	−	−
Other income and expenses	2,078	(2,735)	(496)	3,388	(3)	2,232
Net income (loss) before financial results and income taxes	9,590	(2,575)	1,324	1,713	57	10,109
Net finance income (expenses)	−	−	−	(12,308)	−	(12,308)
Results in equity-accounted investments	(48)	(1,341)	134	166	−	(1,089)
Net Income (loss) before income taxes	9,542	(3,916)	1,458	(10,429)	57	(3,288)
Income taxes	(3,260)	875	(450)	3,329	(19)	475
Net income from continuing operations for the period	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Attributable to:						−
Net income attributable to shareholders of Petrobras	6,294	(3,016)	886	(6,915)	38	(2,713)
Net income from continuing operations	6,294	(3,016)	886	(6,915)	38	(2,713)
Non-controlling interests	(12)	(25)	122	(185)	−	(100)
Net income from continuing operations	(12)	(25)	122	(185)	−	(100)
	6,282	(3,041)	1,008	(7,100)	38	(2,813)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	75,266	112,486	18,624	1,949	(81,958)	126,367
Intersegments	73,144	2,140	6,210	464	(81,958)	−
Third parties	2,122	110,346	12,414	1,485	−	126,367
Cost of sales	(45,114)	(107,997)	(9,217)	(1,928)	87,722	(76,534)
Gross profit	30,152	4,489	9,407	21	5,764	49,833
Expenses	(65,178)	(11,146)	(6,537)	(802)	(62)	(83,725)
Selling	(2)	(6,650)	(5,906)	(52)	(56)	(12,666)
General and administrative	(506)	(542)	(221)	(2,119)	−	(3,388)
Exploration costs	(818)	−	−	−	−	(818)
Research and development	(498)	(21)	(19)	(250)	−	(788)
Other taxes	(485)	(455)	(52)	(830)	−	(1,822)
Impairment	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses	1,435	(3,270)	(339)	3,238	(6)	1,058
Net income (loss) before financial results and income taxes	(35,026)	(6,657)	2,870	(781)	5,702	(33,892)
Net finance income (expenses)	−	−	−	(33,486)	−	(33,486)
Results in equity-accounted investments	(806)	(2,189)	122	345	−	(2,528)
Net Income (loss) before income taxes	(35,832)	(8,846)	2,992	(33,922)	5,702	(69,906)
Income taxes	11,909	2,263	(976)	6,111	(1,938)	17,369
Net income (loss) from continuing operations for the period	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
Attributable to:
Net income attributable to shareholders of Petrobras	(23,911)	(6,413)	1,823	(26,499)	3,764	(51,236)
Net income from continuing operations	(23,911)	(6,413)	1,823	(26,499)	3,764	(51,236)
Non-controlling interests	(12)	(170)	193	(1,312)	−	(1,301)
Net income from continuing operations	(12)	(170)	193	(1,312)	−	(1,301)
	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)

Consolidated Statement of Income by operating segment - Apr-Jun/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	49,649	65,399	10,099	1,091	(53,671)	72,567
Intersegments	49,114	15,441	3,240	238	(53,671)	14,362
Third parties	535	49,958	6,859	853	−	58,205
Cost of sales	(26,771)	(59,321)	(6,284)	(1,072)	51,091	(42,357)
Gross profit	22,878	6,078	3,815	19	(2,580)	30,210
Expenses	(2,213)	(4,640)	19,251	(3,797)	(44)	8,557
Selling	(3)	(1,919)	(1,678)	(28)	(40)	(3,668)
General and administrative	(324)	(367)	(154)	(1,349)	−	(2,194)
Exploration costs	(394)	−	−	−	−	(394)
Research and development	(407)	(13)	(7)	(145)	−	(572)
Other taxes	(31)	(55)	(32)	(142)	−	(260)
Impairment	825	(931)	(1)	−	−	(107)
Other income and expenses	(1,879)	(1,355)	21,123	(2,133)	(4)	15,752
Net income (loss) before financial results and income taxes	20,665	1,438	23,066	(3,778)	(2,624)	38,767
Net finance income (expenses)	−	−	−	(8,576)	−	(8,576)
Results in equity-accounted investments	146	184	155	(15)	−	470
Net Income (loss) before income taxes	20,811	1,622	23,221	(12,369)	(2,624)	30,661
Income taxes	(7,026)	(490)	(7,842)	2,855	892	(11,611)
Net income (loss) from continuing operations for the period	13,785	1,132	15,379	(9,514)	(1,732)	19,050
Net income from discontinued operations for the period	−	−	15	287	−	302
Net income for the period	13,785	1,132	15,394	(9,227)	(1,732)	19,352
Attributable to:
Net income attributable to shareholders of Petrobras	13,789	1,122	15,255	(9,568)	(1,732)	18,866
Net income from continuing operations	13,789	1,122	15,244	(9,772)	(1,732)	18,651
Net income from discontinued operations	−	−	11	204	−	215
Non-controlling interests	(4)	10	139	341	−	486
Net income from continuing operations	(4)	10	134	259	−	399
Net income from discontinued operations	−	−	5	82	−	87
	13,785	1,132	15,394	(9,227)	(1,732)	19,352

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	92,547	126,202	22,188	2,453	(99,967)	143,423
Intersegments	90,765	29,334	6,736	424	(99,967)	27,292
Third parties	1,782	96,868	15,452	2,029	−	116,131
Cost of sales	(52,411)	(115,488)	(14,954)	(2,361)	96,834	(88,380)
Gross profit	40,136	10,714	7,234	92	(3,133)	55,043
Expenses	(4,321)	(6,973)	17,369	(8,742)	(78)	(2,745)
Selling	(4)	(3,668)	(3,251)	(80)	(66)	(7,069)
General and administrative	(591)	(689)	(288)	(2,753)	−	(4,321)
Exploration costs	(1,048)	−	−	−	−	(1,048)
Research and development	(759)	(27)	(27)	(278)	−	(1,091)
Other taxes	(109)	(137)	(93)	(273)	−	(612)
Impairment	1,101	(1,181)	(1)	−	−	(81)
Other income and expenses	(2,911)	(1,271)	21,029	(5,358)	(12)	11,477
Net income (loss) before financial results and income taxes	35,815	3,741	24,603	(8,650)	(3,211)	52,298
Net finance income (expenses)	−	−	−	(16,995)	−	(16,995)
Results in equity-accounted investments	280	535	169	(19)	−	965
Net Income (loss) before income taxes	36,095	4,276	24,772	(25,664)	(3,211)	36,268
Income taxes	(12,177)	(1,272)	(8,365)	7,268	1,091	(13,455)
Net income from continuing operations for the period	23,918	3,004	16,407	(18,396)	(2,120)	22,813
Net income from discontinued operations for the period	−	−	30	749	−	779
Net income for the period	23,918	3,004	16,437	(17,647)	(2,120)	23,592
Attributable to:
Net income attributable to shareholders of Petrobras	23,927	3,027	16,190	(18,127)	(2,120)	22,897
Net income from continuing operations	23,927	3,027	16,169	(18,661)	(2,120)	22,342
Net income from discontinued operations	−	−	21	534	−	555
Non-controlling interests	(9)	(23)	247	480	−	695
Net income from continuing operations	(9)	(23)	238	265	−	471
Net income from discontinued operations	−	−	9	215	−	224
	23,918	3,004	16,437	(17,647)	(2,120)	23,592

The consolidated amounts of intersegment sales (remaining after eliminations) relates to sales from the RT&M to BR Distribuidora, which is presented as discontinued operation within Corporate and other business, after Petrobras ceased to be the parent company of BR Distribuidora.

10	Trade and other receivables

10.1            Trade and other receivables, net

	Consolidated
	06.30.2020	12.31.2019
Receivables from contracts with customers
Third parties	18,139	18,057
Related parties
Investees (note 31.6)	3,529	3,201
Receivables from the electricity sector	1,171	1,347
Subtotal	22,839	22,605
Other trade receivables
Third parties
Receivables from divestments (*)	8,220	5,781
Lease receivables	2,546	1,941
Other receivables	3,972	3,348
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 31.7)	1,236	1,226
Subtotal	15,974	12,296
Total trade receivables	38,813	34,901
Expected credit losses (ECL) - Third parties	(11,734)	(9,214)
Expected credit losses (ECL) - Related parties	(204)	(178)
Total trade receivables, net	26,875	25,509
Current	14,316	15,164
Non-current	12,559	10,345
(*)It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices on June 30, 2020 amounted to R$ 1,326.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2	Aging of trade and other receivables – third parties
		Consolidated
	06.30.2020		12.31.2019
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	20,502	(816)	18,776	(567)
Overdue:
1- 3 months	660	(141)	1,011	(154)
3 - 6 months	223	(74)	98	(33)
6 - 12 months	316	(128)	197	(51)
More than 12 months	11,176	(10,575)	9,045	(8,409)
Total	32,877	(11,734)	29,127	(9,214)
10.3	Changes in provision for expected credit losses
	Consolidated
	06.30.2020	12.31.2019
Opening balance	9,392	16,682
Additions	758	867
Reversals	(98)	−
Write-offs	(6)	(4,964)
Transfer of assets held for sale	−	(3,412)
Cumulative translation adjustment	1,892	219
Closing balance	11,938	9,392
Current	5,144	4,443
Non-current	6,794	4,949

As of June 30, 2020, the additions include a provision of R$ 288 on receivables in foreign currency, basically due to the 36% exchange rate devaluation in the first half of 2020, as well as the recording of a supplementary provision in face of the impacts of COVID-19 (R$ 155).

In the year ended December 31, 2019, the write-offs of R$ 4,964 primarily relate to the termination of a lawsuit relating to the electricity sector, according to note 13.4

11	Inventories
	Consolidated
	06.30.2020	12.31.2019
Crude oil	11,290	15,738
Oil products	8,894	9,165
Intermediate products	2,039	2,362
Natural gas and LNG (*)	373	699
Biofuels	108	114
Fertilizers	153	112
Total products	22,857	28,190
Materials, supplies and others	4,737	4,819
Total	27,594	33,009
(*) Liquefied Natural Gas

Consolidated inventories are presented less a provision for adjustment to their net realizable value. The adversity in the current global scenario, due to the impacts resulting from the pandemic of COVID-19 and the shock of oil prices, brought a significant reduction in the prices of oil and its derivatives in the international market, and consequently, in the national market, implying the constitution of adjustments in inventories to net realizable value, recognized in the income for the year as costs of products and services sold. In the period from January to June 2020, a provision of R$ 1,502 was recorded (reversal of a provision of R$ 32, in the period from January to June 2019).

As of June 30, 2020, the company had an inventory volume of oil and / or derivatives given as a guarantee of the Terms of Financial Commitment - TCF, signed in 2008 with Petros, with no relevant changes in relation to the values disclosed on December 31 2019.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12	Taxes
12.1	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Taxes in Brazil
Income taxes	8,814	10,018	324	288	−	−
Income taxes - Tax settlement programs	−	−	268	228	1,951	2,031
	8,814	10,018	592	516	1,951	2,031
Taxes abroad	13	32	552	598	−	−
Total	8,827	10,050	1,144	1,114	1,951	2,031

	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	1,955	2,237	1,816	1,469	2,294	3,058	−	−
Current / Deferred PIS and COFINS	1,829	1,681	10,693	10,442	8,009	1,014	205	176
PIS and COFINS – Exclusion of VAT tax rate from PIS and COFINS tax bases	16,925	−	−	−	−	−	−	−
PIS and COFINS - Law 9,718/98			3,522	3,304
CIDE	17	123	−	−	154	182	−	−
Production taxes	−	−	−	−	4,110	7,775	779	1,071
Withholding income taxes	−	−	−	−	260	937	−	−
Others	160	129	638	617	544	761	1,091	905
Total in Brazil	20,886	4,170	16,669	15,832	15,371	13,727	2,075	2,152
Taxes abroad	75	67	53	45	84	73	−	−
Total	20,961	4,237	16,722	15,877	15,455	13,800	2,075	2,152
(*) Other non-current taxes are classified as other non-current liabilities.

Exclusion of VAT tax rate from PIS and COFINS tax basis

In June 2020, the company obtained a favorable and definitive court decision on the exclusion of VAT tax (ICMS tax) from the calculation basis of PIS and Cofins contributions.

Considering the long period that involves the right to recover taxes, competences between the months of October 2001 and June 2020, dates that precede the validity and mandatory of the electronic invoice and digital fiscal bookkeeping (SPED), there is greater complexity in the calculation of values. In this context, the recorded amount of R$ 16,925, as of June 30, 2020, in current assets as taxes and contributions, represents management's best estimate based on prevailing calculation assumptions and available documents.

The net gain in the result was R$ 10,887, of which R$ 7,675 was recovered from taxes on other operating income, R$ 9,250 from inflation indexation charges in net finance income (expense), partially offset by R$ 430 of tax expenses and R$ 5,608 of expenses with Income tax and social contribution.

The credit will be used by offsetting it with federal taxes, after the necessary regulatory procedures.

12.2	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated
Balance at January 1, 2019	7,848
Recognized in the statement of income for the year	(11,036)
Recognized in the statement of income of discontinued operation (*)	(2,520)
Recognized in shareholders’ equity	6,486
Cumulative translation adjustment	253
Use of tax credits	(1,224)
Transfers to held for sale	(1,138)
Others	(171)
Balance at December 31, 2019	(1,502)
Recognized in the statement of income for the year	18,576
Recognized in shareholders’ equity	33,820
Cumulative translation adjustment	638
Use of tax credits	36
Transfers to held for sale	30
Others	34
Balance at June 30, 2020	51,632
Deferred tax assets	5,593
Deferred tax liabilities	(7,095)
Balance at December 31, 2019	(1,502)
Deferred tax assets	52,454
Deferred tax liabilities	(822)
Balance at June 30, 2020	51,632

(*) Deferred income taxes on the remeasurement of the remaining interest in BR Distribuidora, as set out in note 30 to the audited consolidated financial statements as of December 31, 2019.

The company conducts annual studies to determine the recognition of deferred tax credits in the financial statements. Exceptionally, due to the pandemic of the new coronavirus (COVID-19) and the impacts observed in the company's operations, a new study was carried out based on the update of the main assumptions such as the price of brent oil and the rate exchange rates approved by the Board of Directors within the scope of Strategic Planning 2021-2025. This new study confirmed the existence of future taxable profits to support the maintenance of the balances of tax losses and deferred income and social contribution taxes recorded in the assets, with realization expected to occur in the period from 2021 to 2027.

The balance of deferred tax assets increased in the first half of 2020 mainly due to the foreign exchange variation on finance debt, recorded in other comprehensive income of R$ 34,820, and to impairment losses of R$ 18,913.

12.3	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

		Consolidated
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Net income (loss) before income taxes	(3,288)	(69,906)	30,661	36,268
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	1,118	23,768	(10,425)	(12,331)
Adjustments to arrive at the effective tax rate:
Interest on Shareholders’ Equity, net	(3)	(3)	441	441
Different jurisdictional tax rates for companies abroad	2,436	(1,233)	2,017	2,727
Income from companies abroad taxed in Brazil (*)	(1,258)	(2,382)	(117)	(318)
Tax incentives (**)	180	(500)	1,042	1,086
Tax loss carryforwards (unrecognized tax losses)	(1,219)	(1,046)	(63)	(356)
Non-taxable income (non-deductible expenses), net (***)	(753)	(1,211)	(4,423)	(4,870)
Others	(26)	(24)	(83)	166
Income taxes expense	475	17,369	(11,611)	(13,455)
Deferred income taxes	1,085	18,576	(7,123)	(6,625)
Current income taxes	(610)	(1,207)	(4,488)	(6,830)
Total	475	17,369	(11,611)	(13,455)
Effective tax rate of income taxes	14.4%	24.8%	37.9%	37.1%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**)In 2020, it includes necessary adjustments in relation to the margin of operations carried out by the Dutch trading company.
(***) Include results in equity-accounted investments, actuarial expenses and effect over legal agreements.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13	Short-term and other benefits

The balance of the main short-term benefits for employees, current and non-current, is presented as follows:

	Consolidated
	06.30.2020	12.31.2019
Accrued vacation pay	3,547	2,659
Profit sharing	106	65
Employees variable compensation program	1,794	2,640
Voluntary seveerance program (PDV)	5,306	565
Salaries and related charges	1,962	856
Total	12,715	6,785
Current	9,284	6,632
Non current	3,431	153

13.1	Variable compensation

Performance Award Program

In the first quarter of 2020, the company paid, in advance, the amount of R$ 655 referring to the variable remuneration program obtained on the goals achieved for the year 2019, whose final payment is expected to occur until December 2020.

On April 28, 2020, the Board of Directors approved the program for 2020 that will be activated if the company presents a net income in the year 2020, associated with the fulfillment of the company's performance metrics and the individual performance of employees and results of the areas.

In the current scenario, where the company does not present net income in the first half of 2020, there was no provision for variable remuneration for the year 2020.

13.2	Voluntary Severance Programs

As of June 30, 2020, the company has four current voluntary severance programs (PDV) and incentive retirement programs (PAI) that provide for the same legal and indemnity benefits, namely:

i. PDV 2019 for retirees by the Social Security until promulgation of the Pension Reform;

ii. Specific PDV for employees working in assets/units in the process of divestment;

iii. Exclusive PDV for employees working in the company's corporate segment; and

iv. PAI for employees entitled to retirement valid until promulgation of the Pension Reform.

The changes in the provision as of June 30, 2020 are shown below:

	Consolidated
	06.30.2020	12.31.2019
Opening Balance	565	141
Discontinued operations	−	(83)
Enrollments	5,059	798
Revision of provisions	(37)	(8)
Separations in the period	(281)	(283)
Closing Balance	5,306	565
Current	1,875	394
Non-current	3,431	171

On April 7, 2020, the Board of Directors approved adjustments to the current severance programs that generated an additional provision of R$ 1,290 in the second quarter of 2020, referring to the enrolled and already dismissed public, as well as approving the creation of the Incentive Retirement Program (PAI), a new severance program with an enrollment period between May 6, 2020 and July 31, 2020, aimed at employees entitled to retirement who, after the promulgation of the Pension Reform, were unable to participate in the 2019 PDV.

The recognition of the provision for expenses on retirement programs will occur as employees join them.

On June 30, 2020, the company registered 10,082 enrollments and the dismissals of 2,122 employees with the programs in force.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The expected impact of the indemnities on the company's cash will be diluted over the next three years, according to the expected dismissal date. In addition, the company chose to defer the payment of severance payments in two installments, one at the time of dismissal and the other in July 2021 or one year after the dismissal, whichever is greater.

14	Employee benefits (Post-Employment)
	Consolidated		Parent Company
	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Liability
Pension plan Petros Renegotiated	30,583	41,239	30,583	41,239
Pension plan Petros Non-Renegotiated	8,836	13,154	8,836	13,154
Pension plan Petros Renegotiated Pre-70	7,301	−	7,301	−
Pension plan Petros Non-Renegotiated Pre-70	5,209	−	5,209	−
Pension plan Petros 2	2,403	3,987	2,030	3,455
Health Care (AMS)	44,114	48,312	42,826	46,921
Other plans	104	98	−	−
Total	98,550	106,790	96,785	104,769
Current	3,659	3,577	3,659	3,577
Non current	94,891	103,213	93,126	101,192
Total	98,550	106,790	96,785	104,769

14.1	Pension and medical benefits

On December 27, 2019, the Previc authorized the split of PPSP-R and PPSP-NR plans, aiming to gather participants of “Pre-70 group” in “PPSP-R Pre-70” and “PPSP-NR Pre-70”.

On March 18, 2020, the Petros Foundation's Deliberative Council approved the financial statements for 2019 with accumulated deficits of R$ 2,309 and R$ 1,093 for the Petrobras System Renegotiated (PPSP –R) and Petrobras System Non-Renegotiated (PPSP-NR) plans, respectively, in accordance with accounting practices adopted in Brazil applicable to entities regulated by the Conselho Nacional de Previdência Complementar (CNPC).

The deficits determined by Petros have been calculated annually by an independent actuary and are already recognized in Petrobras' financial statements for 2019, in accordance with the technical pronouncements issued by the Comitê de Pronunciamentos Contábeis (CPC), approved by the Comissão de Valores Mobiliários (Brazilian Securities Commission) (CVM).

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between Pension Fund and Sponsor to calculate the actuarial commitment, are shown below:

		2019
	PPSP-R	PPSP-NR
Deficit registered by Petros	2,309	1,093
Financial assumptions	13,407	3,653
Ordinary and extraordinary sponsor contributions	13,319	3,269
Changes in fair value of plan assets (*)	8,938	4,810
Others (including Actuarial valuation method)	3,266	330
Net actuarial liability registered by the Company	41,239	13,154
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

New deficit settlement plan (New PED)

On April 28, 2020, the new Deficit Equation Plan (New PED) of the Petros plans of the Petrobras Renegotiated and Non-Renegotiated System (PPSP-R and PPSP-NR), as well as the changes in the regulation referring to the reduction of the lump sum death benefit and others were approved by the Secretariat for Coordination and Governance of State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais) (Sest) and, on May 5, 2020, by the National Superintendence of Supplementary Pension Plans (Superintendência Nacional de Previdência Complementar) (Previc).

The New PED, which covers deficits from 2015 to 2018 and incorporates 2019 results, was valued at R$ 33,700 on December 31, 2019. Of the total amount, the amount of R$ 15,620 will be borne by Petrobras in compliance with the principle of the contributory parity provided for in Constitutional Amendment No. 20/1998, of which R$ 13,566 through extraordinary contributions throughout the existence of the plans and R$ 2,054 from contributory contributions in 20 years as a counterpart of the company for the reduction of the lump sum death benefit.

The remaining deficit will be borne by the other sponsors and participants in the PPSP-R and PPSP-NR plans.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The current model differs from that applied in PED-2015 and aimed to reduce the extraordinary contributions to the monthly budget of most of the participants by: (i) extending the collection time to a lifetime, replacing 18 years; (ii) adoption of a single rate for assets and another for assisted (iii) institution of an annual contribution of 30% on the 13th benefit; and (iv) reduction in the amount of the lump sum death benefit.

The New PED includes changes to some rights and changes in the regulations of the PPSP-R and PPSP-NR in accordance with Resolution 25 of CGPAR (Interministerial Commission for Corporate Governance and Administration of Corporate Participation of the Union), of December 6, 2018, which establishes guidelines and parameters for federal state companies regarding the sponsorship of pension plans.

The main changes in the regulation were: (i) establishment of a new criterion for calculating the amount of lump sum death benefit; (ii) disconnection from the Social Security, (iii) calculation of the benefit and (iv) readjustment by the IPCA. Since, except for item (i), these changes are only applicable to active participants without acquired rights (assets that did not retire by the Social Security before the regulation was amended).

Mid-term review of PPSP-R and PPSP-NR plans

In May 2020, with the approval of the New PED that included the amendment of the regulations, in addition to the contributory contribution obligation, the liability of the PPSP-R and PPSP-NR pension benefit plans decreased by R$ 1,479, with recognition of:

(i) R$ 51 of net gain in net income (loss), referring to the cost of the past service, of which R$ 2,430 of gain due to the reduction of the lump sum death benefit, R$ 325 of expenses due to other changes in regulations and R$ 2,054 of expenses due to the assumption the contributory contribution obligation; and

(ii) R$ 1,428 of net gain in other comprehensive income in shareholders’ equity, referring mainly to the increase in the discount rate, partially offset by the loss in guarantee assets and by the recalculation of extraordinary contributions.

The value of the cost of past service calculated is the result of changes in the plan's regulations, mainly due to the reduction of the lump sum death benefit and the disconnection of the Social Security and the establishment of a reference unit of the plan (UR), which sets a single value, of R$ 4 thousand, adjusted annually by the IPCA, necessary to determine the value of Petros supplementation, replacing the value of the Social Security estimated, the active participants not granted.

The disconnection from the Social Security provides that the Petros benefit is granted to the participant regardless of retirement by Social Security.

The average duration of the actuarial liabilities of the PPSP-R and PPSP-NR plans, on May 31, 2020, is 13.14 years and 12.34 years, respectively (13.78 years and 11.05 years on December 31 2019, respectively).

a) Debt instrument

The company entered into an obligation with Petros under the New PED in the amount of R$ 2,054, calculated based on the Previc rules, referring to the contributory contribution, equivalent to the revision of the lump sum death benefit for solving the deficit, provided for in the rules of the New PED. This contribution differs from the R$ 2,430 reduction in actuarial liabilities, calculated in accordance with CVM rules, basically due to the difference in the discount rate.

The debt instrument will be paid in 40 semiannual installments for a period of up to 20 years and updated based on the fixed actuarial goal of the plans, which is reviewed annually. In December 2019, the rate was 4.43% + IPCA for PPSP-R and 4.37% + IPCA for PPSP-NR.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

b) Pension plan assets - PPSP-R and PPSP-NR plans

The balance of guaranteeing assets, considered in the mid-term review, positioned on May 31, 2020, of the PPSP-R and PPSP-NR plans, in the amount of R$ 38,431 and R$ 9,945, respectively (R$ 43,081 and R$ 10,847 in 2019), had a reduction in relation to the year of 2019 due to the devaluation of investments linked to the index of the Brazilian stock exchange (Ibovespa) and those linked to the index of federal government bonds indexed to inflation (IMAB5 +).

The assets are basically represented by investments in fixed income and variable income, according to the allocation limit provided for in the current regulation.

c) Update of liabilities of other plans - Petros 2, AMS and others

In view of the mid-term review of the PPSP-R and PPSP-NR plans, the company assessed the need to update the liabilities, net of guarantee assets, positioned in May 2020, of the other pension and health plans with the new discount rate calculated, given its representativeness in the value of the obligation, in order to obtain uniformity between the plans, using the sensitivity analysis of the year of 2019 (effect of the rate variation on the obligation) as a parameter for registration, as well as the guaranteeing assets positioned in May 2020. This update resulted in a reduction in liabilities and gains in other comprehensive income in shareholders' equity of R$ 7,647 mainly due to the increase in the discount rate.

d) Actuarial assumptions

The actuarial assumptions used to carry out the interim actuarial valuation of May 2020, compared with those adopted in the actuarial valuation of December 2019 were revisited and have not changed, except for the discount rate assumption presented below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

				06.30.2020				12.31.2019
	PPSP-R	PPSP-NR	PP2	AMS	PPSP-R	PPSP-NR	PP2	AMS
Real discount rate	4.18%	4.12%	4.56%	4.34%	3.40%	3.37%	3.56%	3.46%

Changes in obligations with pension and health plans recognized in the Statement of Financial Position and in the Statement of Income

The movement of these events occurred with pension and health plans with defined benefit characteristics is shown below:

	Consolidated
	Pension Plans			Health Care
	PPSP Renegotiated (*)	PPSP Non-Renegotiated(*)	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2019	27,711	11,161	1,591	47,411	275	88,149
Discontinued operations	(1,574)	(694)	(68)	(2,569)	(3)	(4,908)
Remeasurement effects recognized in other comprehensive income	17,101	3,357	2,170	365	18	23,011
Current service cost	200	24	154	813	8	1,199
Net interest over net liability (asset)	2,013	810	140	4,037	18	7,018
Contributions paid	(1,350)	(428)	−	(1,745)	(28)	(3,551)
Payments related to Term of financial commitment	(2,862)	(1,076)	−	−	−	(3,938)
Others	−	−	−	−	(190)	(190)
Balance at December 31, 2019	41,239	13,154	3,987	48,312	98	106,790
Current	1,404	656	−	1,516	−	3,576
Non-current	39,835	12,498	3,987	46,796	98	103,214
Balance at December 31, 2019	41,239	13,154	3,987	48,312	98	106,790
Remeasurement effects recognized in other comprehensive income
(Gains) / Losses - financial assumptions	(984)	(611)	(1.878)	(5.749)	(20)	(9.242)
(Gains) / Losses - experience - extraordinary contributions	292	471	−	−	−	763
Experience (gains) / losses	(2.266)	1.670	−	−	−	(596)
Debt instrument - contribution for the equalization of the deficit	1.582	472	−	−	−	2.054
Cost of past service - regulation change	−	−	−	−	−	−
Reduction in the lump sum death benefit	(1.877)	(553)	−	−	−	(2.430)
Other changes	252	73	−	−	−	325
Current service cost	20	4	145	589	4	762
Net interest over net liability (asset)	1.180	419	146	1.711	8	3.464
Contributions paid	(673)	(207)	−	(747)	(4)	(1.631)
Payments related to Term of financial commitment	(880)	(847)	−	−	−	(1.727)
Others	(1)	−	3	(2)	18	18
Balance at June 30, 2020	37,884	14,045	2,403	44,114	104	98,550
Current	1,452	690	−	1,517	−	3,659
Non-current	36,432	13,355	2,403	42,597	104	94,891
Balance at June 30, 2020	37,884	14,045	2,403	44,114	104	98,550
(*) Includes the balances of the Plans PPSP-R Pre70 and PPSP-NR Pre-70

The net actuarial gain of R$ 9,242 in the financial hypothesis is due to the increase in the discount rate on the actuarial liability in the amount of R$ 16,900, partially offset by the loss in the return on guarantee assets of R$ 7,658, mainly in the PPSP-R plans and PPSP-NR..

The net expense for pension and health plans is shown below:

	Consolidated
	Pension Plans			Health Care
	Petros Renegotiated (*)	Petros Non-Renegotiated(*)	Petros 2	AMS	Other Plans	Total
Related to active employees	306	135	244	1,124	12	1,821
Related to retired employees	851	280	47	1,176	−	2,354
Net costs for Jan-Jun/2020	1,157	415	291	2,300	12	4,175
Net costs for Jan-Jun/2019	1,107	417	148	2,424	18	4,114
Related to active employees	184	113	122	562	8	990
Related to retired employees	316	99	23	589	−	1,027
Net costs for Apr-Jun/2020	500	212	145	1,151	8	2,017
Net costs for Apr-Jun/2019	553	209	74	1,212	9	2,057
(*) Includes the balances of the Plans PPSP-R Pre70 and PPSP-NR Pre-70

The Petros 2 Plan has a defined contribution portion whose payments are recognized in the income statement. In the period from January to June 2020, the company's contribution to the defined contribution portion of the Petros 2 Plan was R$ 410 (R$ 448, for the period from January to June 2019). In the period from April to June 2020, the contribution was R$ 186 (R$ 221 in the same period of 2019).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

15	Provisions for legal proceedings
15.1	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT tax credits; and (iii) fines for non-compliance with accessory tax obligation;
•	Civil claims relating to: (i) litigations involving the company Sete Brasil; (ii) claims involving contracts; (iii) royalties and special participation charges, including royalties over the shale extraction; and (iv) penalties applied by ANP relating to measurement systems.
•	Environmental claims for compensation relating to an environmental accident in the State of Paraná, in 2000.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	06.30.2020	12.31.2019
Labor claims	3,728	3,608
Tax claims	2,424	1,865
Civil claims	4,289	6,138
Environmental claims	1,003	935
Total	11,444	12,546
Current liabilities (*)	5	−
Non-current liabilities	11,439	12,546

(*) Amounts classified in other accounts payable in current liability.

	Consolidated
	06.30.2020	12.31.2019
Opening Balance	12,546	28,695
Additions, net of reversals	345	4,449
Use of provision	(2,115)	(21,050)
Accruals and charges	538	1,492
Transfer to assets held for sale	−	(1,136)
Others	130	96
Closing balance	11,444	12,546

In preparing its consolidated financial statements for the first half of 2020, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the period from January to June 2020, the decrease in liabilities arises mainly from changes in the following cases: (i) a reduction of R$ 797 due to agreements made in litigation involving the company Sete Brasil; (ii) reduction of R$ 331 referring to the agreement approved by the STF in claim for indemnity of loss of profit in a lawsuit filed by Sergás and the State of Sergipe; mainly offset by (iii) R$ 359 in the provision for lawsuits involving a refinery engineering contract; (iv) an increase of R$ 165 due to the transfer to a probable loss in an VAT RATE collection action in domestic bunker oil consumption operations for chartered vessels; and (v) R$ 425 in fines state level related to accessory obligations.

15.2	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2020	12.31.2019
Tax	26,084	23,885
Labor	4,362	4,258
Civil	5,141	4,361
Environmental	630	645
Others	466	49
Total	36,683	33,198

	Consolidated
	06.30.2020	12.31.2019
Opening Balance	33,198	26,003
Additions	3,302	7,942
Use	(236)	(739)
Accruals and charges	417	1,300
Transfer to assets held for sale	−	(1,305)
Others	2	(3)
Closing balance	36,683	33,198

In the first half of 2020, the Company made judicial deposits in the amount of R$ 3,302, including: (i) R$ 1,154 related to the chartering of platforms due to the legal dispute related to the withholding income tax (IRRF); and (ii) R$ 757 referring to IRPJ and CSLL for not adding the income of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; and (iii) R$ 421 of deposit in guarantee abroad for the foreclosure of a ship.

15.3	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of June 30 2020, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	06.30.2020	12.31.2019
Tax	129,967	130,499
Labor	40,787	39,235
Civil – General	22,589	24,097
Civil – Environmental	7,133	6,352
Total	200,476	200,183

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of VAT tax by several states;
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil matters comprising: (i) litigations regarding Sete Brasil; (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; and (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit.
•	Environmental lawsuits, with emphasis on indemnities for collective material and moral damages to the environment and environmental fines from IBAMA related to the company's operation.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the period from January to June 2020, in addition to the increase resulting from the monetary restatement of the amounts, there were reductions related to the following events: i) R$ 3,153 in civil litigation involving contractual issues; and ii) R$ 2,447 reclassified to remote loss, related to differences in VAT tax rates on jet fuel sales made based on State Law 4,181 / 2003, of Rio de Janeiro, which was declared unconstitutional by the Federal Supreme Court, but later remitted by state legislation, in accordance with VAT tax Agreement 190/2017.

15.4	Legal proceedings arising from divestments

As of June 30, 2020, Petrobras is responsible for certain lawsuits classified as possible loss in the amount of R$ 4,159 (R$ 2,470 on December 31, 2019) arising from the sale of 90% of the interest in Transportadora Associada de Gás (TAG) in April 2019. The increase in the period is mainly due to the receipt of administrative procedures, pending by the Federal Tax Revenue of Brazil, which question the partial approval of federal tax offset declarations.

15.5	Class action and related proceedings

With regard to collective action in the Netherlands, it is worth mentioning the decision of January 29, 2020 and the presentation of a petition by the Foundation in response to questions raised by the Court on May 6, 2020, as detailed in item 19.4.2 of the financial statements for the year ended December 31, 2019.

In Argentina's arbitration, described in item 19.4.4 of the financial statements for the year ended December 31, 2019, the appeal filed by the Association has not yet been judged by the Argentine Supreme Court.

As for the criminal proceedings in Argentina, described in item 19.5, of the financial statements for the year ended December 31, 2019, it should be noted that, during the period between March and June 2020, the preliminary procedural defenses presented by Petrobras were rejected. The Company filed appeals against such decisions, which are pending judgment. As part of the action related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the responsible judge revoked one of its decisions. On July 23, 2020, based on the emergence of new facts, the judge revoked the decision that had rejected the defense of immunity from jurisdiction presented by the company, so that he can reassess the issue

15.6	Arbitrations in Brazil

Petrobras responds to six arbitrations instituted before the Market Arbitration Chamber (CAM), linked to B3 - Brasil, Bolsa, Balcão. Five of these arbitrations were initiated by multiple national and foreign investors. The other, established by an association that is not a shareholder of the company, intends to be collective, through representation of all minority shareholders of Petrobras that acquired shares in B3 between January 22, 2010 and July 28, 2015. Investors intend that the company indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Operation Lava Jato.

These arbitrations involve very complex issues, which are subject to substantial uncertainties and which depend on factors such as: unprecedented legal theses, schedules yet to be defined by the Arbitral Courts, the obtaining of evidence in the hands of third parties or opponents and expert analysis.

Furthermore, the claims made are broad and span several years. The uncertainties inherent in all of these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations.

Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in a given period. However, Petrobras does not acknowledge responsibility for the supposed losses alleged by investors in these arbitrations, nor is it appropriate for collective arbitration.

Most of these arbitrations are still far from an outcome, either in preliminary stages or beginning the evidence production phase. However, in one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued that indicates the company's responsibility, but does not determine the payment of amounts by Petrobras, nor does it end the procedure. This arbitration is confidential, as well as the others in progress, and the partial award - which does not represent a CAM position, but only the three arbitrators that make up this arbitration panel - does not extend to the other existing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitration award, as it understands that it contains serious flaws and improprieties. In compliance with CAM rules, the lawsuit is pending in secret. Petrobras reiterates that it will continue to defend itself vigorously, out of respect for its current shareholders, in all arbitrations to which it is a party.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16	Provision for decommissioning costs
	Consolidated
	06.30.2020	12.31.2019
Opening balance	70,377	58,637
Adjustment to provision	64	23,228
Transfers related to liabilities held for sale (*)	(14)	(12,261)
Payments made	(777)	(1,986)
Interest accrued	1,463	2,749
Others	92	10
Total	71,205	70,377

(*) In 2019, includes transfers related to the Campos basin (R$ 10,404); concessions in Rio Grande do Norte (R$ 149); Bahia concessions (R$ 60); Frade field (R$ 471) and Baúna field (R$ 1,177), according to note 24.

The review of the key assumptions in the company's planning, when preparing the financial statements of March 31, 2020, according to note 3.3, did not result in material changes in the provision for decommissioning costs, given its formation, for the most part, long term, and composition of its cost structure, basically in dollars. This position has not been changed for the preparation of the financial statements of June 30, 2020.

17	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended June 30, 2020, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In the the six-month period ended June 30, 2020, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 431, accounted for as other income and expenses. Thus, the total cumulative amount recovered from the “Lava Jato” investigation through June 30, 2020 is R$ 4,151.

17.1	U.S. Commodity Futures Trading Commission – CFTC

On May 30, 2019, Petrobras was contacted by the U.S. Commodity Futures Trading Commission - CFTC with requests for information on the trading activities that are the subject of investigation in Operation Lava Jato. Petrobras will continue to cooperate with the authorities, including the CFTC, with respect to any investigation.

17.2	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18	Property, plant and equipment
18.1	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2019	20,189	294,592	112,085	182,963	−	609,829	483,375
Adoption of IFRS 16	−	−	−	−	102,970	102,970	194,523
Additions	3	11,268	20,510	593	9,220	41,594	77,082
Additions to / review of estimates of decommissioning costs	−	−	−	22,633	−	22,633	22,699
Capitalized borrowing costs	−	−	5,254	−	−	5,254	5,175
Reimbursement under the Transfer of Rights Agreement	−	−	−	(34,238)		(34,238)	(34,238)
Write-offs	(15)	(374)	(1,168)	(1,674)	(86)	(3,317)	(3,314)
Transfers	1,818	22,950	(40,251)	19,242	470	4,229	8,668
Transfers to assets held for sale	(3,159)	(19,461)	(2,436)	(4,716)	(5,265)	(35,037)	(12,892)
Depreciation, amortization and depletion	(910)	(24,044)	−	(18,772)	(19,792)	(63,518)	(69,657)
Impairment recognition	(5)	(5,231)	(5,903)	(3,041)	(662)	(14,842)	(10,963)
Impairment reversal	−	971	325	1,801	−	3,097	2,358
Cumulative translation adjustment	17	3,002	64	54	158	3,295	−
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Cost	27,839	501,808	135,599	292,930	107,233	1,065,409	1,022,399
Accumulated depreciation, amortization, depletion and impairment	(9,901)	(218,135)	(47,119)	(128,085)	(20,220)	(423,460)	(359,583)
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	−	14,556	7,319	15	5,468	27,358	48,747
Constitution / revision of the provision for decommisioning costs (note 16)	−	−	−	64	−	64	−
Capitalized borrowing costs	−	−	2,392	−	−	2,392	2,357
Write-offs	(2)	(71)	(253)	(13)	(7)	(346)	(10,135)
Transfers	(1,753)	6,348	(2,077)	(1,450)	(241)	827	468
Transfers to assets held for sale	−	(646)	490	(2,519)	−	(2,675)	(2,671)
Depreciation, amortization and depletion	(380)	(12,187)	−	(10,227)	(10,004)	(32,798)	(37,299)
Impairment recognition (note 20)	(24)	(33,393)	(14,197)	(16,080)	(1,616)	(65,310)	(55,635)
Cumulative translation adjustment	233	16,308	1,429	372	1,496	19,838	−
Balance at June 30, 2020	16,012	274,588	83,583	135,007	82,109	591,299	608,648
Cost	28,210	553,583	136,794	297,522	113,602	1,129,711	1,057,958
Accumulated depreciation, amortization, depletion and impairment	(12,198)	(278,995)	(53,211)	(162,515)	(31,493)	(538,412)	(449,310)
Balance at June 30, 2020	16,012	274,588	83,583	135,007	82,109	591,299	608,648
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.
(**) See note 25 for assets under construction by operating segment.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production.

The rights-of-use comprise the following underlying assets:

	Consolidated				Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
Balance at June 30, 2020	44,901	33,645	3,563	82,109	151,165
Cost	58,636	48,522	6,444	113,602	200,042
Accumulated depreciation, amortization, depletion and impairment	(13,735)	(14,877)	(2,881)	(31,493)	(48,877)
Balance at December 31, 2019	49,162	33,594	4,257	87,013	172,111
Cost	58,618	43,119	5,496	107,233	206,743
Accumulated depreciation, amortization, depletion and impairment	(9,456)	(9,525)	(1,239)	(20,220)	(34,632)

Expenses and Volumes Equalization Agreements

On April 30, 2020, Petrobras and partner companies in the shared deposits of Tupi, Sépia and Atapu signed the Expenses and Volumes Equalization Agreements (AEGV), referring to the expenses incurred and the revenue obtained from the volumes produced by each party from the beginning of the concession contracts to the date of the effectiveness of the Production Individualization Agreements (AIP) of these shared deposits.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On May 29, 2020, due to the equalization referring to the increase in participation in the three deposits, Petrobras received from the partner companies in these fields the amount of R$ 2,347, of which R$ 3,840 was recorded in other operating revenues and R$ 1,493 recorded in property, plant and equipment.

Also as a result of these Agreements, on May 1, 2020, Petrobras Netherlands BV signed Share Purchase Agreements acquiring an additional 2.589% interest in Tupi BV (Tupi), for the amount of R$ 509 (US$ 84 million), and additional 47.613% interest in Iara BV (Atapu) for R$ 4,525 (US$ 805 million), subject to price adjustments. The allocation of the acquisition price of the interests was based on the relative fair values of the assets acquired and liabilities assumed, generating an increase in the amount of R$ 5,034 (US$ 889 million), mainly in property, plant and equipment.

18.2	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2020, the capitalization rate was 6.22% p.a. (6.19% p.a. for the same period of 2019).

19	Intangible assets
19.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Softwares	Goodwill	Total	Total
Balance at January 1, 2019	9,024	1,060	786	10,870	9,268
Additions	5,505	423	−	5,928	5,823
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	63,141	−	−	63,141	63,141
Capitalized borrowing costs	−	19	−	19	19
Write-offs	(38)	(22)	−	(60)	(49)
Transfers	(324)	(190)	(539)	(1,053)	5
Amortization	(42)	(315)	−	(357)	(303)
Impairment recognition	(5)	−	−	(5)	−
Cumulative translation adjustment	−	1	5	6	−
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Cost	77,755	5,929	252	83,936	82,449
Accumulated amortization and impairment	(494)	(4,953)	−	(5,447)	(4,545)
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Additions	9	144	−	153	141
Capitalized borrowing costs	−	4	−	4	4
Write-offs	(55)	(5)	−	(60)	(47)
Transfers	(12)	(22)	−	(34)	(26)
Amortization	(18)	(145)	−	(163)	(147)
Cumulative translation adjustment	22	3	47	72	−
Balance at June 30, 2020	77,207	955	299	78,461	77,829
Cost	77,649	6,197	299	84,145	82,545
Accumulated amortization and impairment	(442)	(5,242)	−	(5,684)	(4,716)
Balance at June 30, 2020	77,207	955	299	78,461	77,829
Estimated useful life in years	(*)	5	Undefined

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

All agreements whose signature bonuses were paid in the last quarter of 2019, were signed with the regulatory authorities in the first quarter of 2020.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During the first quarter of 2020, there were two events with significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with an abrupt reduction in the circulation of people, causing a double shock of supply and demand with retraction in world activity and (ii) failure in negotiations between members of the Organization of Petroleum Exporting Countries and other producers, led by Russia, to define production quotas, which contributed to the increase in the global oil supply and the reduction in price in early March.

These events led the company to adopt a series of measures aimed at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to review, and approve in the Board of Directors, some of its key premises of its Strategic Planning, such as Brent price, exchange rate, spreads of derivatives, among others. It should be noted that this set of assumptions remains the same, with no changes during the second quarter.

Reserve volume estimates are prepared reflecting, in an integrated manner, the projects in the company's Strategic Planning portfolio, technical uncertainties and assumptions such as prices and costs. As of June 30, 2020, there was no change in the company's portfolio of projects or in the reserve volumes that impacted the quarterly financial statements.

In this scenario, the company assessed the economic recoverability of its assets and in the period from January to June 2020, impairment losses of R$ 65,301 were recognized, fully concentrated in the first quarter of 2020, with emphasis on:

i) the effect of a new set of planning assumptions on the recoverable amount of several E&P fields (R$ 57,619), mainly in the CGUs Roncador, Marlim Sul; Polo Norte, Albacora Leste, Polo Berbigão-Sururu, Polo CVIT, and Mexilhão;

ii) hibernation of fields and platforms in shallow water (R$ 6,625), affecting the CGUs Polo Norte, Polo Ceará-Mar, Polo Ubarana  and the Caioba, Guaricema and Camorim fields.

The indicative assessments conducted by the company, during the second quarter of 2020, did not point to the need for additional records of losses or reversals in relation to the amount recognized in the first quarter of 2020.

As of June 30, 2019, property, plant and equipment and intangible assets held for sale recorded net losses in their recoverable amounts in the amount of R$ 81. In property, plant and equipment and intangible assets, net losses in the amount of R$ 172 were recognized, mainly for losses in the COMPERJ CGU, NS-30 drillship and oil and gas production fields in Brazil. Losses of R$ 91 were reversed in the assets held for sale, mainly due to the sale of the Maromba production field and the Pasadena Refinery.

The following is the total impairment loss on assets, net of reversal, by nature of assets or CGUs, recognized in the income for the year:

	Consolidated
Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments
	06.30.2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	181,959	117,294	(64,244)	E&P - Brazil	item (a)
Others	1,086	21	(1,065)	Several	item (b)
			(65,309)
Assets classified as held for sale
Producing property relating to oil and gas activities - Tucano Sul group	−	16	8	E&P – Brazil	item 20.3
Others				Several
Total			(65,301)
	Carrying amount	Recoverable amount (**)	Impairment (***)	Business Segment	Comments
	06.30.2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	3,712	4,653	1,508	E&P - Brazil	item (a1)
Comperj	996	−	(996)	RTM, Brazil	item (c)
NS-30 Drill Ship	1,346	663	(683)	E&P, abroad	item (d)
Others	1		(1)	Others
			(172)
Assets held for sale
Others	1,974	2,065	91	Others
Total			(81)

(*) The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.

(**) The recoverable amount used to evaluate the test is the value in use, except for the assets of equipment and facilities linked to the activity of oil and gas production and drilling of wells and assets held for sale, for which the recoverable value used for testing is the fair value.

(***) Amounts in parenthesis refer to reversals of impairment losses.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.1	Impairment of property, plant and equipment and intangible assets

20.1.1. Review of Cash Generating Units:

During the first half of 2020, management identified and assessed change in CGU Polo Norte (E&P Segment) excluding platforms PCH-1, PCH-2 and PNA-2, and fields of Anequim, Bagre, Cherne, Congro , Garoupa, Malhado, Namorado, Parati and Viola, who had their activities hibernated, with no expected resumption. Currently, this CGU is formed by Marlim, Albacora and Voador fields and remaining platforms.

20.1.2. Planning assumptions used in Impairment tests:

With a new set of planning assumptions in the company, approved by the Board of Directors, the estimates of the key assumptions used in the cash flow projections to determine the value in use of the CGUs for the tests performed on March 31, 2020 were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	25	30	35	40	45	50
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate (2019 prices)	5.09	5.04	4.69	4.46	4.28	3.78

At December 31, 2019, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate (2018 prices)	3.85	3.79	3.75	3.72	3.70	3.60

The company changed its set of macroeconomic planning assumptions, presented in the table above, as it considers, among other factors, that there will be a slow recovery in demand, with a moderate change in habits in developed economies, in which it is believed that long-term equilibrium occurs at a lower level of demand. This assessment considers that:

•	structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which tend to be permanent;
•	increased world oil inventories, slowing down the rebalancing of supply and demand; and
•	oil consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

20.1.3. Main results of the tests for impairment of assets:

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets recorded in the first quarter of 2020, and without additional records or reversals in the second quarter, are described below:

a) Producing properties in Brazil – Jan-Jun/2020

Our valuations of assets linked to oil and gas production fields in Brazil resulted in the recognition of net losses in the amount of R$ 64,244. The post-tax discount rate in constant currency applied to the exploration and production sector in Brazil was 7.3% p.a (6.7% p.a. on December 31, 2019). This amount is mainly due to:

•	Losses in the amount of R$ 57,619, mainly related to the CGUs and corporate assets that provide services in the fields below, reflecting the new set of key planning assumptions for the medium and long term vision, in particular, a drop in Brent price, devaluation of the Real against the Dollar and retractions in GDP and demand. The main losses were:
CGU	Basin	Area	Impairment
Roncador	Campos Basin	Post-Salt	(16,650)
Marlim Sul	Campos Basin	Post-Salt	(11,717)
Polo Norte	Campos Basin	Post-Salt	(9,952)
Albacora Leste	Campos Basin	Post-Salt	(3,033)
Polo Berbigão-Sururu	Santos Basin	Pre-Salt	(2,195)
Polo CVIT	Espírito Santo Basin	Post-Salt	(1,556)
Mexilhão	Santos Basin	Post-Salt	(1,009)
Polo Parque das Baleias	Campos Basin	Post-Salt	(913)
Polo Sapinhoá	Santos Basin	Pre-Salt	(704)
Papa-Terra	Campos Basin	Post-Salt	(687)
Araçás	Reconcavo Basin	Land and Shallow Waters	(599)
Carmópolis	Sergipe Basin	Land and Shallow Waters	(586)
Polo Uruguá	Santos Basin	Post-Salt	(506)
Others			(7,512)
Total			(57,619)

For these CGUs, the impairment assessment carried out on December 31, 2019 for Polo CVIT, Papa-Terra and Polo Uruguá resulted in the recognition of losses, while Roncador, Mexilhão and Araçás presented recoverable values close to the respective book values.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Losses in the amount of R$ 6,625, resulting from hibernation in the production of fields in shallow waters, mainly affecting the Ubarana oil and gas production fields (R$ 2,114); Namorado (R$ 1,140), Cherne (R$ 563), Malhado (R$ 507), Congro (R$ 461) and Viola (R$ 281).

a1) Producing properties relating to oil and gas activities in Brazil (several CGUs) – Jan-Jun/2019

On June 30, 2019, in our recoverability assessments, the company recognized reversals of impairment losses R$ 1,508 due to two factors: (i) approval of the sale of 10 concessions located in shallow waters in the Campos Basin (Rio de Janeiro). As a result of this operation, the company assessed the recoverability of the book value of the assets of these concessions, considering the net fair value of selling expenses, which resulted in a reversal of an impairment loss in the amount of R$ 1,936; and (ii) review of the composition of the Parque das Baleias pole, excluding the Cachalote and Pirambu fields, which started to be tested individually, resulting in the recognition of losses due to devaluation in the amount of R$ 428.

b) Others – Jan-Jun/2020

Corporate asset

The company decided to hibernate an administrative building, in the state of Bahia, as a result of the vacancy of the facilities, resulting in the recognition of loss of the right to use asset in the amount of R$ 788.

SIX – shale plant

The Company recognized a R$ 208 impairment loss on this asset, due to the drop in the estimates for fuel oil prices, which are linked to the Brent prices, whose projections were revised by the Company. The post-tax discount rate in constant currency applied to the refining sector in Brazil is 6.2% p.a.

c) Comperj – Jan-Jun/2019

In the first half of 2019, in addition to the investments made in the utilities of the Comperj Train 1, which are part of the joint infrastructure necessary for the flow and processing of natural gas from the Santos Basin pre-salt pole, investments in environmental licensing were recognized, resulting from a conduct adjustment term to end a public civil action that questions the environmental licensing of Comperj, in the amount of R$ 814. Since in the last business plan approved by the Management, the decision on the resumption of the works related to Train 1 remains subject to the identification of partners for their continuity, such amounts resulted in additional losses recognized in the first half of 2019, totaling R$ 996, considering that there is no expectation of future cash flows that return the respective investments.

d) NS-30 drill ship - Jan-Jun/2019

After approval of the sale of the asset by the company's management, Drill Ship International BV (DSI), a subsidiary of PIB BV, recognized impairment losses of R$ 683 due to the difference between the expected sale value and the book value of the asset.

20.2	Book values of assets close to their recoverable values

The amount of impairment loss is based on the difference between the carrying amount of the asset or CGU and its respective recoverable amount. The following table contains information about the assets or CGUs that presented estimated recoverable values close to their book values and, therefore, would be more susceptible to the recognition of impairment losses in the future, considering the assessments made in the first quarter of 2020. The sensitivity presented below considers the estimated impairment loss if there was a 10% reduction in the recoverable value of the aforementioned CGUs:

		Consolidated
	06.30.2020
Assets close to their recoverable values	Business segment	Carrying amount	Recoverable amount	Sensitivity
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	89,466	91,622	(7,006)

20.3	Assets classified as held for sale

In the first half of 2020, the Company recognized an R$ 8 impairment reversal, following the Board of Directors approval on the sale of Tucano Sul group of fields, arising from its fair value, net of selling expenses.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the first half of 2019, the company recognized reversals related to assets held for sale of R$ 91, mainly the production field of Maromba and Pasadena Refinery.

20.4	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: (i) projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets; (ii) forecasts and assumptions approved by management; and (iii) a post-tax discount rate derived from the WACC or the CAPM models, when applicable.

20.4.1       Investment in publicly traded associate (Petrobras Distribuidora S.A. - BR)

In July 2019, with the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR Distribuidora), carried out through a secondary public offering (follow-on), BR Distribuidora became an associate. Considering the fair value as the market value of its shares, at December 31, 2019, the Company estimated this investment was recoverable. However, in the first quarter of 2020, the fair value was below the equity-accounted investment, demanding the calculation of the value in use. The post-tax discount rate in constant currency applied was 6.6% p.a. In the second quarter of 2020, valuations have not changed from the previous quarter, when the share price had a significant increase.

As the value in use is higher than the investment accounted for the period, the Company estimate this investment is recoverable.

20.4.2       Impairment losses on equity-method investments

The company recognized, in results of equity-accounted investments, net losses due to devaluation, concentrated in the first quarter of 2020, in the total of R$ 258 (reversal of R$ 8 in 2019). This loss was mainly due to the recognition of a loss due to devaluation on investment in a jointly controlled venture abroad, MP Gulf of Mexico, in the amount of R$ 287, due to the revision of the price assumptions resulting from the drop in market prices. International. The real post-tax discount rate, applied to the exploration and production sector in the USA, was 6.0% p.a.

21	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2020	12.31.2019
Property plant and equipment
Opening Balance	17,175	16,010
Additions	1,224	2,024
Write-offs	(18)	(877)
Transfers	(481)	−
Cumulative translation adjustment	169	18
Closing Balance	18,069	17,175
Intangible Assets (**)	76,215	76,256
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	94,284	93,431
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

(**) The bonuses referring to the results of the 16th ANP bidding round and Bidding for oil surplus of Transfer of rights agreement, in the amount of R$ 63,141, are described in note 24.1 to the financial statements of December 31, 2019.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2020		2019
Exploration costs recognized in the statement of income	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Geological and geophysical expenses	254	574	336	732
Exploration expenditures written off (includes dry wells and signature bonuses)	65	182	54	243
Contractual penalties	24	52	−	54
Other exploration expenses	7	10	4	19
	350	818	394	1,048
Cash used in:
Operating activities	261	584	340	751
Investment activities	685	1,347	409	764
	946	1,931	749	1,515

22	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,098 of which R$ 6,640 were still in force as of June 30, 2020, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,529 and bank guarantees of R$ 111.

23	Investments
23.1	Investments in associates and joint ventures (Parent Company)
	Balance at 12.31.2019	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 06.30.2020
Subsidiaries	164,831	620	(2,760)	12,850	58,967	799	(884)	234,423
Joint operations	186	−	−	37	−	−	(58)	165
Joint ventures	337	16	(15)	13	−	2	(35)	318
Associates (*)	17,293	−	(10)	(1,775)	1,699	(2,658)	(269)	14,280
Total	182,647	636	(2,785)	11,125	60,666	(1,857)	(1,246)	249,186
Other investments	19	−	−	−	−	−	−	19
Total of Investments	182,666	636	(2,785)	11,125	60,666	(1,857)	(1,246)	249,205
Results of companies classified as held for sale				134		7
				11,259		(1,850)
(*) Includes Petrobras Distribuidora and Braskem S / A, highlighting the result with hedge for future exports and sales of Braskem S/A.

23.2	Changes in investment (Consolidated)
	Balance at 12.31.2019	Capital increase	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 06.30.2020
Joint ventures	4,813	23	(15)	(665)	864	2	(389)	4,633
Associates (*)	17,333	27	74	(1,863)	1,713	(2,658)	(272)	14,354
Other investments	20	−	−	−	−	−	−	20
Total	22,166	50	59	(2,528)	2,577	(2,658)	(661)	19,007
(*) Include Petrobras Distribuidora and Braskem.
24	Disposal of assets and other changes in organizational structure

At June 30, 2020, assets and related liabilities are classified as held for sale whenever the closing of the transactions are highly probable, according to our portfolio management, still subject to some conditions precedent as provided for in the agreements.

To date, buyers have not indicated any intention to breach or review the signed contractual terms and conditions.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
				06.30.2020	12.31.2019
	E&P	RT&M	Corporate and other businesses	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	4	17	−	21	18
Trade receivables	3	267	−	270	277
Inventories	−	57	−	57	52
Investments	−	13	−	13	1,429
Property, plant and equipment	9,240	1,216	−	10,456	8,248
Others	−	320	−	320	309
Total	9,247	1,890	−	11,137	10,333
Liabilities on assets classified as held for sale
Trade Payables	17	110	−	127	108
Finance debt	−	157	619	776	572
Provision for decommissioning costs	12,026	−	−	12,026	11,934
Others	−	378	−	378	470
Total	12,043	645	619	13,307	13,084

As of June 30, 2020, the assets and liabilities transferred after approval of sale include: (i) Liquigás Distribuidora S.A .; (ii) the fields belonging to the Pampo and Enchova hubs in the Campos Basin; (iii) the Baúna field (concession area BM-S-40); (iv) 30% of the Frade field; and (v) assignment of the remaining rights in the concession area called Lapa (referring to the exercise of the put option for the remaining 10% of its interest).

The description of these operations that are classified as assets held for sale was presented in note 30 to the financial statements of December 31, 2019, except for the divestment of Petrobras Oil & Gas B.V. and for the sale of fields in the Potiguar Basin, detailed below.

24.1	Closed transactions
a)	Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, Petrobras International Braspetro BV (“PIBBV”) signed a contract for the full sale of its 50% equity interest in Petrobras Oil & Gas BV (“PO & GBV”), with the company Petrovida Holding BV (PETROVIDA ). PO & GBV is a joint venture in the Netherlands, with assets located in Nigeria.

On December 31, 2019, the company recognized impairment of R$ 366 (in 2018, reversal of R$ 181 recognized as equity-accounted investments).

On January 14, 2020, the transaction was completed and involved a total amount of US$ 1.530 billion, adjusted to US$ 1.454 billion, reflecting the incidence of interest on the acquisition price and the deduction of the portion that fell to Petrobras from the payment of fees for approval of the transaction by the Nigerian Government. Of the total of US$ 1.454 billion, Petrobras received US$ 1.030 billion in the form of dividends paid by PO & GBV since the base date of the transaction (January 1, 2018). At the closing date, it received US$ 276 million, and US$ 25 million in June 2020, leaving US$ 123 million (face value) that will be received after the completion of the Abgami field redetermination process and in up to 5 years from the closing of the transaction. The gain from the operation was R$ 7, recognized in other operating income.

b)	Sale of fields in the Potiguar Basin

On August 9, 2019, Petrobras signed an agreement to sell all of its interest in a set of production fields, land and sea, called Polo Macau, in the Potiguar Basin, located in the State of Rio Grande do Norte, with SPE 3R Petroleum S.A., wholly owned subsidiary of 3R Petroleum e Participações S.A.

Polo Macau includes the fields of Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu. Petrobras holds a 100% interest in all concessions, with the exception of the Sanhaçu concession, in which it is the operator with a 50% interest, while the remaining 50% is held by Petrogal.

On May 29, 2020, the transaction was concluded after the fulfillment of all precedent conditions, for the amount of R$ 862, including the adjustments provided for in the contract and the portion received on August 9, 2019, upon signing the contract, referring to the first installment. The gain from the operation was R$ 433, recognized in other operating income.

c)	Merger of Petrobras Negócios Eletrônicos S.A. (E-Petro)

On March 4, 2020, the Petrobras Board of Directors approved the merger of E-Petro, with its consequent extinction, without increasing Petrobras' share capital.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.2	Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
Jan-Mar/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	−	1,144
Jan-Mar/2019
Petrobras Paraguay	1,474	303	1,171

(*) Amount of US$ 276 received on the closing date of the transaction.

25	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

Consolidated assets by operating segment - 06.30.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	23,981	43,946	7,691	144,704	(18,396)	201,926
Non-current assets	550,009	122,485	42,500	98,324	(102)	813,216
Long-term receivables	26,519	14,124	5,295	78,509	2	124,449
Investments	2,237	1,308	3,961	11,501	−	19,007
Property, plant and equipment	444,727	106,541	32,600	7,535	(104)	591,299
Operating assets	385,703	93,080	21,587	7,450	(104)	507,716
Under construction	59,024	13,461	11,013	85	−	83,583
Intangible assets	76,526	512	644	779	−	78,461
Total Assets	573,990	166,431	50,191	243,028	(18,498)	1,015,142

Consolidated assets by operating segment - 12.31.2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489
Total Assets	621,860	175,418	51,240	97,097	(19,604)	926,011

26	Finance debt
26.1	Balance by type of finance debt
	Consolidated
	06.30.2020	12.31.2019
Banking Market	26,794	21,452
Capital Market	13,229	13,980
Development banks	7,395	7,766
Others	50	53
Total	47,468	43,251
Banking Market	122,632	66,727
Capital Market	186,987	130,899
Development banks	1,104	163
Export Credit Agency	20,185	13,033
Others	1,175	909
Total	332,083	211,731
Total finance debt	379,551	254,982
Current	36,646	18,013
Non current	342,905	236,969

The amount classified in current liabilities comprises:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2020	12.31.2019
Short-term financing	13,346	8,891
Portion of long-term financing	18,569	5,550
Accrued interest (current and long-term)	4,731	3,572
Current	36,646	18,013

As of June 30, 2020, there were no defaults, breaches of covenants or adverse changes in clauses that resulted in changes in the payment terms of loans and financing contracts. There was no change in the guarantees required in relation to December 31, 2019.

26.2	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2018	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
In Brazil	62,971	8,565	(21,665)	(2,925)	3,246	439	−	−	(7,380)	43,251
Abroad	263,190	20,894	(82,197)	(15,138)	15,261	2,129	7,474	118	−	211,731
Total	326,161	29,459	(103,862)	(18,063)	18,507	2,568	7,474	118	(7,380)	254,982

	Balance at 12.31.2019	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 06.30.2020
In Brazil	43,251	7,295	(3,770)	(954)	1,093	553	−	−	−	47,468
Abroad	211,731	71,375	(29,780)	(6,986)	7,797	7,643	70,536	(233)	−	332,083
Total	254,982	78,670	(33,550)	(7,940)	8,890	8,196	70,536	(233)	−	379,551
Debt restructuring		−	(1,257)	−
Deposits linked to financing		−	−	(83)
Cash flow from financing activities		78,670	(34,807)	(8,023)
(*)It includes pre-payments.
(**)It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the first half of 2020, loans and financing were mainly used to settle old debts and manage liabilities, aiming at improving the debt profile and better adapting to the maturity terms of long-term investments and the cash reserve, aimed at maintaining the company's liquidity.

In the period from January to June 2020, the company raised R$ 78,670, notably: (i) funding in the national and international banking market, in the amount of R$ 15,356, and (ii) draw down of R$ 38,628 in committed lines (Revolving Credit Facilities) with national and international banks; and (iii) proceeds from financing through the offering of bonds in the international capital market (Global Notes) in the amount of R$ 16,666, of which R$ 7,771 with the issuance of a new bond maturing in 2031 and R$ 8,895 with the issuance of a new bond maturing in 2050.

The company settled several loans and financing, in the amount of R$ 42,830, notably: (i) the prepayment of R$ 13,013 of loans in the national and international banking market and ii) repurchases in the open market of bonds in the international capital market in the amount of R$ 6,761, with the payment of goodwill in the amount of R$ 1,257.

Additionally, the company carried out debt swap operations that did not involve financial settlements in the international banking market, in the total amount of R$ 10,719.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.3	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2020	2021	2022	2023	2024	2025 onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	7,171	29,280	15,035	46,151	45,369	170,206	313,212	349,481
Floating rate debt	3,341	17,655	11,629	38,642	37,291	35,342	143,900
Fixed rate debt	3,830	11,625	3,406	7,509	8,078	134,864	169,312
Average interest rate	4.4%	4.4%	4.5%	4.4%	4.8%	6.5%	5.7%
Financing in Brazilian Reais (R$):	1,404	3,627	6,086	9,125	8,048	14,642	42,932	48,907
Floating rate debt	396	2,466	4,832	8,275	6,223	6,129	28,321
Fixed rate debt	1,008	1,161	1,254	850	1,825	8,513	14,611
Average interest rate	3.7%	3.2%	3.8%	4.9%	4.6%	4.5%	4.1%
Financing in Euro (€):	298	1,090	2,128	2,218	74	7,698	13,506	16,669
Fixed rate debt	298	1,090	2,128	2,218	74	7,698	13,506
Average interest rate	4.7%	4.8%	4.8%	4.6%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	335	−	−	−	−	9,561	9,896	10,324
Fixed rate debt	335	−	−	−	−	9,561	9,896
Average interest rate	6.3%	−	−	−	−	6.3%	6.3%
Financing in other currencies:	5	−	−	−	−	−	5	5
Fixed rate debt	5	−	−	−	−	−	5
Average interest rate	9,9%	−	−	−	−	−	9.9%
Total on June 30, 2020	9,213	33,997	23,249	57,494	53,491	202,107	379,551	425,386
Average interest rate	4.4%	4.3%	4.5%	4.5%	4.9%	6.4%	5.6%
Total on December 31, 2019	18,013	16,002	18,904	32,392	34,410	135,261	254,982	305,044
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of June 30, 2020 is 10.12 years (10.80 years as of December 31, 2019).

As of June 30, 2020, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 209,286 (R$ 152,397, on December 31, 2019); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 216,100 (R$ 152,647, on December 31, 2019).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2020	2021	2022	2023	2024	2025 onwards	06.30.2020	12.31.2019
Principal	4,091	34,365	23,832	57,291	55,104	212,108	386,791	263,147
Interest	8,711	16,226	15,270	13,890	12,414	166,162	232,673	176,783
Total (*)	12,802	50,591	39,102	71,181	67,518	378,270	619,464	439,930
(*)The nominal flow of leases is found in note 27. .

26.4       Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	4,350	−
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	3,250	−
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	336	14
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	200	−
Total				8,900	8,850	50
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	2,000	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Undefined	329	−	329
Total				6,329	2,000	4,329

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On March 20, 2020, Petrobras requested the disbursement of committed credit lines (Revolving Credit Lines), in the amount of US$ 7.6 billion and R$ 2.0 billion. The disbursement is consistent with the strategy of strengthening its liquidity, in order to protect itself within the current crisis context, due to the pandemic of COVID-19 (coronavirus) and the shock of oil prices.

27	Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Balance at 12.31.2019	Remeasurement / new contracts	Payment of principal and interest	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 06.30.2020
Brazil	22,183	1,401	(3,973)	729	4,454	−	(30)	24,764
Abroad	73,996	3,487	(10,476)	2,483	14,204	11,546	−	95,240
Total	96,179	4,888	(14,449)	3,212	18,658	11,546	(30)	120,004
Payments relating to liabilities held for sale			(180)
Cash Flow			(14,629)

As of June 30, 2020, the value of the lease liability of Petrobras Parent Company is R$ 222,033 (R$ 188,204 on December 31, 2019), including leases and sub-leases with investees, mainly platforms with PNBV and vessels with Transpetro.

As of June 30, 2020, the nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Maturity	2020	2021	2022	2023	2024	2025 onwards	Total
Balance at June 30, 2020	15,572	28,695	20,099	14,370	11,719	71,514	161,969
Balance at December 31, 2019	23,785	20,086	14,155	10,628	8,723	52,631	130,008

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first half of 2020 amounted to R$ 1,788, representing 12% in relation to fixed payments (R$ 1,749 and 20% related to fixed payments in the same period of 2019).

Extension options were considered when measuring lease obligations.

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 30.2.

In the first half of 2020, the company recognized lease expenses in the amount of R$ 386 (R$ 1,671 in the first half of 2019), referring to contracts with a term of less than one year.

As of June 30, 2020, the balances of lease agreements that had not yet been initiated due to the related assets being under construction or not being made available for use, represent the amount of R$ 279,284 (R$ 200,788 on December 31, 2019).

28	Equity
28.1	Share capital (net of share issuance costs)

As of June 30, 2020, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

There are treasury shares, constituted since 2018, with 222,760 common shares and 72,909 preferred shares.

28.2       Distributions to shareholders

As a result of the COVID-19 (coronavirus) pandemic and restrictions imposed or recommended by the World Health Organization (WHO) and Brazilian authorities in relation to travel and meetings of people, the General Shareholders’ Meeting occurred on July 22, 2020, as the deadlines were extended by the Brazilian Securities and Exchange Commission, which led to the cancellation of all dates referring to the payment of dividends based on the annual result of 2019.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

After the General Shareholders’ Meeting, the company will pay the remaining balance of dividends and interest on shareholders’ equity payable for the year 2019, updated by SELIC, in the parent company, in the amount of R$ 1,791, on December 15, 2020.

The postponement of the payment of dividends was one of the measures adopted by the company to preserve its cash, due to the pandemic of COVID-19 (coronavirus) and the shock of oil prices.

28.3       Earnings per share

		Consolidated and Parent Company
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted numerator
Net income from continuing operations
Common	(1,548)	(29,232)	10,641	12,747
Preferred	(1,165)	(22,004)	8,010	9,595
	(2,713)	(51,236)	18,651	22,342
Net income from discontinued operations
Common	−	−	123	317
Preferred	−	−	92	238
	−	−	215	555
Net income of the period
Common	(1,548)	(29,232)	10,764	13,064
Preferred	(1,165)	(22,004)	8,102	9,833
	(2,713)	(51,236)	18,866	22,897

Basic and diluted denominator - Weighted average number of common and preferred shares outstanding
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261	13,044,201,261	13,044,201,261

Basic and diluted income per share (R$ per share) from continuing operations
Common	(0.21)	(3.93)	1.43	1.71
Preferred	(0.21)	(3.93)	1.43	1.71

Basic and diluted income per share (R$ per share) from discontinued operations
Common	−	−	0.02	0.05
Preferred	−	−	0.02	0.05

Basic and diluted income per share (R$ per share)
Common	(0.21)	(3.93)	1.45	1.76
Preferred	(0.21)	(3.93)	1.45	1.76

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential share in issue.

29	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	2,906	−	−	2,906
Balance at June 30, 2020	2,906	−	−	2,906
Balance at December 31, 2019	3,556	235	−	3,791

Liabilities
Foreign currency derivatives		(3,179)	−	(3,179)
Commodity derivatives	(1,157)	(207)	−	(1,364)
Interest rate derivatives	−	(7)	−	(7)
Balance at June 30, 2020	(1,157)	(3,393)	−	(4,550)
Balance at December 31, 2019	(112)	(445)	−	(557)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 26.

Certain receivables are classified as fair value through profit or loss, according to note 10.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

30	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2020 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2020	12.31.2019	06.30.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(19,167)	(10,383)	(1,157)	(112)
Long position/Crude oil and oil products	9,551	9,865	−	−	2020
Short position/Crude oil and oil products	(28,718)	(20,248)	−	−	2020
Forward contracts - Swap (*)	(3,900)	-	(207)	−
Short position/Crude oil and oil products	(3,900)	-	−	−
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	-	US$ 273	−	(1)	2020
Long position/Foreign currency forwards (EUR/USD) (**)	-	EUR 2,245	−	(183)	2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 388	GBP 388	(131)	40	2020
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 140	GBP 224	(55)	(58)	2020
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 700	(294)	126	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(1,305)	(203)	2034
Swap – IPCA	3,008	3,008	(7)	24	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(1,394)	45	2024/2029
Total recognized in the Statement of Financial Position			(4,550)	(322)
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

		Gains/ (losses) recognized in the statement of income				Gains/(losses) recognized in Shareholders’ Equity (*)
		2020		2019		2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives	(2,720)	(1,683)	(601)	(1,449)	−	−	−	−
Currency derivatives	166	(2,867)	(544)	(665)	−	−	−	−
Interest rate derivatives	202	(45)	−	−	−	−	−	−
	(2,352)	(4,595)	(1,145)	(2,114)	−	−	−	−
Cash flow hedge on exports (**)	(5,578)	(12,027)	(2,900)	(5,747)	(8,817)	(102,413)	8,846	9,285
Total	(7,930)	(16,622)	(4,045)	(7,861)	(8,817)	(102,413)	8,846	9,285
(*) Amounts recognized as other comprehensive income in the period.
(**)Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as colateral
	06.30.2020	12.31.2019
Commodity derivatives	2,300	244
Currency derivatives	1,902	637
	4,202	881

In order to reduce exposure to foreign exchange risk arising from financial instruments denominated in currencies other than the U.S. dollar, derivative transactions were carried out in the period. The depreciation of the pound sterling, associated with the expressive depreciation of the real, explains the increased amounts of collateral associated with currency derivatives. As of June 30, 2020, the position of these guarantees was accounted for as other current assets (R$ 384) and other non-current assets (R$ 1,518).

In order to preserve the company's liquidity, there was an increase in future contract operations related to crude oil exports, according to note 30.1 (Oil), and a consequent increase in commodity collaterals. As of June 30, 2020, the collateral position is recorded in Other Current Assets.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2020 is set out as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts and forward contracts (swap)	Crude oil and oil products - price changes	−	(1,384)	(2,769)
		−	(1,384)	(2,769)

⁽*⁾ The probable scenarios were calculated considering the following variations for risks: Oil and Derivatives Prices: fair value as of June 30, 2020 / Real x Dollar - 4.3% appreciation of the real. Source: Focus. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

.

30.1	Risk management of crude oil and oil products prices

Petrobras has a preference for exposure to the price cycle, to the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operational needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a protection strategy for systemic oil operations in order to protect the revenue flows arising from these transactions against uncertainties in the prices of exports of oil feedstock already loaded, but not priced, due to the high volatility of the current context, generated both by the effects of falling oil prices and by the effects of the COVID-19 pandemic on world consumption of oil and oil products.

As a result of this strategy, as of April 2020, forward (swap) and future transactions were carried out. Forward transactions (swap) do not require an initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted. In the period from April to June 2020, for forward (swap) operations, there was a loss of R$ 1,138, and for future operations there was a loss of R$ 1,450.

Protection Strategy adopted in 2019

In the period from January to June 2019, there was a loss of R$ 906 resulting from the mark-to-market of oil put options and the appreciation of the commodity in the international market, which ended in September 2019, in addition to diesel and gasoline operations (NDF - Non Deliverable Forward), with a loss of R$ 31 and a gain of R$ 27, respectively, recorded in other operating expenses. In the period from April to June 2019 there was a loss of R$ 550, a gain of R$ 38 and R$ 15, respectively, for oil, diesel and gasoline.

For more information on these operations, see note 36.1 of Petrobras financial statements of December 31, 2019.

Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk. Changes in operations contracted for other commodities derivatives resulted in a R$ 905 gain in the six-month period ended June 30, 2020 (a R$ 539 loss in the same period of 2019). In the period from April to June 2020 there was a negative result of R$ 132 (loss of R$ 104 in the period from April to June 2019).

30.2       Foreign exchange risk management

a)Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of June 30, 2020, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.4760 exchange rate are set out below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

				Present value of hedging instrument notional value at June 30, 2020
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jul/2020 to jun/2030	54,407	297,933

.

Changes in the present value of hedging instrument notional value	US$ millon	R$
Amounts designated as of December 31, 2019	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	(11,987)	(69,457)
Exports affecting the statement of income	(7,300)	(33,732)
Principal repayments / amortization	(13,957)	(66,613)
Foreign exchange variation	−	114,440
Amount on June 30, 2020	54,407	297,933
Nominal value of hedging instrument (finance debt and lease liability) on June 30, 2020	59,614	326,446

.

In the first half of 2020, the expected export values and consequently the highly probable export values were impacted by the effects of the oil price war and the coronavirus pandemic (COVID-19).

Thus, the value of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774 (R$ 185,982). The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur. These revocations were responsible for the relevant increase in Dollar/Real exposure, which at the end of this half was negative by R$ 204,004, according to the table 30.2 c - “Sensitivity analysis for foreign exchange risk on financial instruments”.

In addition, exports designated for hedge relationships from April to December 2020 and from August to December/2021  are no longer expected to occur, and were recycled from shareholder’s equity to the statement of income in the first half of 2020, in the amount of R$ 2,570, mainly in March 2020.

In the first half of 2020, the Company also recognized a R$ 5 loss within foreign exchange gains (losses) due to ineffectiveness (a R$ 18 loss in the first half of 2019).

The ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100% (91.2% on December 31, 2019).

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2020 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2019	(50,414)	17,141	(33,273)
Recognized in shareholders' equity	(13,469)	4,580	(8,889)
Reclassified to the statement of income - occurred exports	12,397	(4,215)	8,182
Balance at December 31, 2019	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(114,440)	38,910	(75,530)
Reclassified to the statement of income - occurred exports	9,457	(3,215)	6,242
Reclassified to the statement of income - exports no longer expected to occur	2,570	(874)	1,696
Balance at June 30, 2020	(153,899)	52,327	(101,572)

Changes in expectations regarding the realization of export prices and volumes in future revisions of the business plans may determine the need for additional reclassifications of the exchange variation accumulated in shareholders' equity to results. A sensitivity analysis with an average Brent oil price of US$ 10/barrel lower than that considered in the revised projections of the corporate scenarios in the year 2020 and within the horizon of the 2020-2024 Strategic Plan would indicate the need to reclassify the deferred exchange variation and stored in shareholders' equity for exports of July 2020 and from July 2021 to December 2022, in the amount of R$ 5.3 billion..

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2020 is set out below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2020	2021	2022	2023	2024	2025	2026	2027 to 2030	Total
Expected realization	(12,661)	(25,155)	(26,379)	(22,598)	(17,757)	(12,661)	(11,107)	(25,581)	(153,899)

b) Open contracts

Cross currency swap – Pounds Sterling x Dollar

In the period from January to June 2020, the variation in contracted operations presented a loss of R$ 1,291, recorded in finance expense (loss of R$ 375 in the period from January to June 2019). In the period from April to June 2020, the gain was R$ 203 (loss of R$ 548 in the same period of 2019). The company has no intention of settling such contracts before the maturity.

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

The variation in contracted operations presented a loss of R$ 142 in the period from January to June 2020 (loss of R$ 314 in the period from January to June 2019), recorded in finance expense. In the period from April to June 2020, the gain was R$ 289 (R$ 8 in the same period of 2019). The company has no intention of settling such contracts before the maturity.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

The mark-to-market of contracted swap operations IPCA x CDI had a loss of R$ 45 in the period from January to June 2020, while the mark-to-market of contracted swap operations CDI x USD had an accumulated loss of R$ 1,427 in the same period, both recorded in financial results (in the period from April to June 2020, mark-to-market had a gain of R$ 202 and a loss of R$ 327, respectively). The company has no intention of settling such contracts before the maturity.

Changes in future interest rate curves (CDI) may have an impact on the company's results, due to the market value of these swap contracts. A sensitivity analysis on future interest rate curves (CDI) with a constant increase (parallel shock) of 100 basis points, keeping all other variables constant, would result in a positive impact on the result of approximately R$ 13, while a constant reduction (parallel shock) of 100 basis points, keeping all other variables constant, would result in a negative impact of approximately R$ 6.

For more information on such contracts, see note 36.2 of Petrobras financial statements of December 31, 2019.

c)Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 06.30.2020	Risk	Probable Scenario (*)	Possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	23,831	Dollar / Real	(1,027)	5,958	11,916
Liabilities	(522,760)		22,529	(130,690)	(261,379)
Exchange rate - Cross currency swap	(3,008)		130	(752)	(1,504)
Cash flow hedge on exports	297,933		(12,840)	74,483	148,967
	(204,004)		8,792	(51,001)	(102,000)
Assets	23	Euro / Real	(1)	6	12
Liabilities	(87)		4	(22)	(44)
	(64)		3	(16)	(32)
Assets	13,404	Euro / Dollar	(43)	3,351	6,702
Liabilities	(27,451)		89	(6,863)	(13,726)
	(14,047)		46	(3,512)	(7,024)
Assets	17	Pound Sterling/ Real	(1)	4	9
Liabilities	(111)		4	(28)	(56)
	(94)		3	(24)	(47)
Assets	9,913	Pound Sterling / Dollar	100	2,478	4,957
Liabilities	(19,893)		(200)	(4,973)	(9,947)
Exchange rate - Cross currency swap	8,232		83	2,058	4,116
Non Deliverable Forward (NDF)	1,681		17	420	841
	(67)		−	(17)	(33)
Total	(218,276)		8,844	(54,570)	(109,136)

(*) On June 30, 2020, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 4.3% appreciation of the Real; Euro x U.S. Dollar: a 0.3% depreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.05% appreciation of the Pound Sterling; Real x Euro: a 4.6% appreciation of the Real; and Real x Pound Sterling - a 3.3% appreciation of the Real . Source: Focus and Bloomberg.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.3       Interest rate risk management

The table below informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to the debts with floating interest rate on June 30, 2020. The possible and remote scenarios express a sensitivity analysis in which there is an increase of 25% and 50%, respectively, in the interest rates of these debts (Libor, TJLP, CDI, TR and IPCA). The results presented for the probable scenario and the sensitivity scenarios are associated with a period of 12 months.

		Consolidated
Operations	Risk	Probable Scenario (*)	Possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Financing	Floating Rates	5,164	6,080	6,997
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

30.4	Liquidity risk

The company regularly evaluates market conditions and can carry out repurchase transactions for its securities or its subsidiaries in the international capital market, by various means, including tender offers, securities redemptions and / or open market operations, provided they are in line with the company's liabilities management strategy, which aims to improve the amortization profile and the cost of debt.

Measures to protect the Company's liquidity

As a result of the abrupt reduction on the demand and prices of oil and fuel, caused by the impact of the escalation of the COVID-19 pandemic all over the world, in the same time of an increase in oil supply, the Company adopted a set of measures to reduce cash outflows and cash preservation in a scenario of uncertainty, in order to ensure its financial strength and the resilience of its businesses.

The measures adopted by the Company to protect liquidity are described in note 3.

31	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, in accordance with the Company’s by-laws.

31.1	Transactions with entities of Petrobras group (Parent Company)
	06.30.2020			12.31.2019
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	16,615	−	16,615	17,774	−	17,774
Dividends receivable	923	−	923	397	−	397
Intercompany loans	−	3	3	−	10	10
Advance for capital increase	−	10	10	−	−	−
Amounts related to construction of natural gas pipeline	−	910	910	−	750	750
Leases	−	−	−	163	−	163
Other operations	858	490	1,348	871	421	1,292
Advances to suppliers	113	1,697	1,810	108	572	680
Total	18,509	3,110	21,619	19,313	1,753	21,066
Liabilities
Lease liabilities (*)	(111,135)	(35,602)	(146,737)	(21,188)	(104,585)	(125,773)
Intercompany loans	(15,594)	−	(15,594)	(28,555)	−	(28,555)
Prepayment of exports	(60,429)	(274,334)	(334,763)	(56,066)	(159,769)	(215,835)
Accounts payable to suppliers	(18,260)	−	(18,260)	(22,936)	−	(22,936)
Purchases of crude oil, oil products and others	(16,342)	−	(16,342)	(19,125)	−	(19,125)
Affreightment of platforms	(1,169)	−	(1,169)	(2,022)	−	(2,022)
Advances from clientes	(749)	−	(749)	(1,789)	−	(1,789)
Other operations	(137)	(447)	(584)	(263)	(470)	(733)
Total	(205,555)	(310,383)	(515,938)	(129,008)	(264,824)	(393,832)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Profit or Loss
Revenues, mainly sales revenues	32,163	73,296	42,663	80,676
Foreign exchange and inflation indexation charges (**)	(19,634)	(54,346)	(951)	(3,735)
Financial income (expenses), net (**)	(8,044)	(15,080)	(6,479)	(11,978)
Total	4,485	3,870	35,233	64,963

(**) Includes the amounts of R$ 42,174 of passive exchange variation and R$ 4,744 of financial expenses related to leasing and sub-leasing operations required by IFRS 16.

31.2	Annual rates for intercompany loans
		Parent Company
	Asset		Liability
	06.30.2020	12.31.2019	06.30.2020	12.31.2019
From 3.01 to 4%	−	−	−	(17,075)
From 4.01 to 5%	−	−	(15,594)	(11,480)
More than 9.01%	3	10	−	−
Total	3	10	(15,594)	(28,555)

31.3	Non standardized receivables investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Parent Company
	06.30.2020	12.31.2019
Accounts receivable, net	31,741	52,550
Credit rights assignments	(33,305)	(61,142)

	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Financial Income FIDC-NP	529	1,228	564	799
Financial Expenses FIDC-NP	(549)	(1,313)	(673)	(1,056)
Net finance income (expense)	(20)	(85)	(109)	(257)

31.4	Guarantees

Petrobras has the procedure of granting guarantees to subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad, with no significant variations in guarantees compared to December 31, 2019.

The guarantees offered by Petrobras, mainly personal, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, ensuring assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial transactions carried out by the subsidiaries and guaranteed by Petrobras are presented in note 37.6 to Petrobras' financial statements as of December 31, 2019.

31.5	Investment fund of subsidiaries abroad

As of June 30, 2020, a subsidiary of PIB BV maintained resources invested directly or through an investment fund abroad that held, among others, debt securities of PGF and a consolidated structured entity related to the CDMPI project, equivalent to R$ 5,541 (R$ 3,967, as of December 31, 2019).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.6	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	06.30.2020		12.31.2019
	Asset	Liabilty	Asset	Liabilty
Joint ventures and associates
Petrobras Distribuidora (BR)	645	257	904	191
Natural Gas Transportation Companies	622	3,097	605	2,889
State-controlled gas distributors (joint ventures)	1,678	428	1,361	421
Petrochemical companies (associates)	398	8	188	116
Other associates and joint ventures	186	402	143	818
Subtotal	3,529	4,192	3,201	4,435
Brazilian government – Parent and its controlled entities
Government bonds	5,809	−	6,367	−
Banks controlled by the Brazilian Government	38,823	18,993	34,600	19,765
Receivables from the Electricity sector	1,171	28	1,347	−
Petroleum and alcohol account - receivables from the Brazilian Government (note 31.7)	1,236	−	1,226	−
Brazilian Federal Government – dividends	−	514	−	1,679
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	−	28	−	80
Others	75	203	185	176
Subtotal	47,114	19,766	43,725	21,700
Pension plans	610	174	240	443
Total	51,253	24,132	47,166	26,578
Current assets	12,241	6,589	11,485	7,676
Non-current assets	39,012	17,543	35,681	18,902

The income/expenses of significant transactions are set out in the following table:

		Consolidated
	2020		2019
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Joint ventures and associates
Petrobras Distribuidora (BR)	10,384	24,589	−	−
Natural Gas Transportation Companies	(2,430)	(4,758)	(1,073)	(2,205)
State-controlled gas distributors (joint ventures)	2,033	4,534	2,560	5,261
Petrochemical companies (associates)	2,395	6,769	3,085	5,847
Other associates and joint ventures	(455)	(38)	450	1,025
Subtotal	11,927	31,096	5,022	9,928
Brazilian government – Parent and its controlled entities
Government bonds	52	108	93	202
Banks controlled by the Brazilian Government	(1,201)	(1,611)	(1,422)	(1,618)
Receivables from the Electricity sector	54	114	561	806
Petroleum and alcohol account - receivables from the Brazilian Government	4	10	−	9
Brazilian Federal Government – dividends	(4)	(15)	(14)	(33)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(29)	(206)	(165)	(272)
Others	(49)	(48)	(149)	(105)
Subtotal	(1,173)	(1,648)	(1,096)	(1,011)
Total	10,754	29,448	3,926	8,917

Revenues, mainly sales revenues	15,551	37,767	6,151	12,162
Purchases and services	(3,674)	(6,865)	(1,376)	(2,515)
Foreign exchange and inflation indexation charges, net	(1,042)	(1,307)	(401)	(824)
Finance income (expenses), net	(81)	(147)	(448)	94
Total	10,754	29,448	3,926	8,917

The liability with pension plans of the company's employees and managed by the Petros Foundation is presented in note 14.1. - Pension and health plans.

31.7	Petroleum and alcohol account - receivables from the Brazilian Government

On March 11, 2020, the Federal Union filed a Challenge to the Compliance with the Judgment and was determined to Petrobras to express its opinion on this challenge.

After the company's statement, through which Petrobras recognized the excess of execution, the judge partially accepted the Union's challenge, only with regard to the update (interest and monetary correction) of the principal amount, since June 30, 2004. Other federal claims, such as compensation and prescription, were rejected.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On June 23, 2020, the judge approved the calculations presented by the Federal Union on the base date of February 2020 and with which Petrobras agreed. However, the Union filed an appeal for a declaration embargo.

The update regarding the IPCA-E claimed by the company remains classified as a contingent asset and totals R$ 1,196 as of June 30, 2020.

As of June 30, 2020, the amount to be reimbursed by the Federal Government, plus interest and adjusted by the TR is R$ 1,236 (R$ 1,226 on December 31, 2019), and is classified in non-current accounts receivable.

31.8	Compensation of key management personnel

The compensations of Executive Officers and Board Members of Petrobras parent company are governed by the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), Ministry of Economy and Ministry of Mines and Energy of Brazil, and are set out as follows:

	Jan-June/2020			Jan-June/2019
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	6.0	0.2	6.2	5.3	0.4	5.7
Social Security and other employee-related taxes	2.0	−	2.0	2.2	-	2.2
Post-employment benefits (pension plan)	−	−	−	0.5	-	0.5
Variable compensation	−	−	−	3.4	-	3.4
Benefits due to termination of tenure	−	−	−	1.3	-	1.3
Total compensation recognized in the statement of income	8.0	0.2	8.2	12.7	0.4	13.1
Total compensation paid	8.0	0.2	8.2	13.5	0.5	14.0
Average number of members in the period (*)	9.00	9.17	18.17	7.00	9.50	16.50
Average number of paid members in the period (**)	9.00	4.00	13.00	7.00	6.00	13.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first half of 2020, the consolidated expense with the total compensation of the company's officers and directors totaled R$ R$ 28.7 (R$ 37.5 in the first half of 2019, excluding discontinued operations).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered in addition to the global remuneration limit set for the managers, that is, the perceived values are not classified as management remuneration.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board Member, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016 and they were entitled to a total remuneration of R$ 905 thousand in the period from January to June 2020 (R$ 1,086 thousand, considering social charges). On June 30, 2019, the total remuneration was R$ 754 thousand (R$ 905 thousand, considering social charges).

On July 22, 2020, the Annual Shareholders' Meeting set the remuneration of the administrators (Executive Board and Board of Directors) at up to R$ 43.3 as the global compensation limit to be paid in the period between April 2020 and March 2021. In relation to what was approved by the Extraordinary General Meeting (AGE) 2019, no adjustment in monthly fees was proposed.

32	Supplemental information on statement of cash flows
	Consolidated
	2020	2019
	Jan-Jun	Jan-Jun
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	2,094	2,524
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	−	291
Lease	5,545	5,027
Provision/(reversals) for decommissioning costs	64	(70)
Use of deferred tax and judicial deposit for the payment of contingency	3	7

33	Subsequent events

Sale of the Pampo and Enchova Poles

On July 24, 2019, Petrobras signed a contract for the total sale of its interest (100%) in exploration and production assets in shallow waters in the Campos Basin, on the coast of Rio de Janeiro, relating to the Pampo and Enchova Poles, which encompass the fields of Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo, for Trident Energy do Brasil LTDA, a subsidiary of Trident Energy L.P.

On July 15, 2020, Petrobras concluded the sale of its entire interest in the ten fields that comprise the Poles Pampo and Enchova to Trident Energy do Brasil LTDA, a subsidiary of Trident Energy L.P, after all the precedent conditions were met.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The transaction was concluded with the payment of US$ 365.4 million to Petrobras, considering the adjustments provided for in the contract and other conditions subsequently agreed between the parties, which provide for the payment of conditioned amounts of up to US$ 650 million classified as assets contingent and will only be recognized when the agreed conditions are met.

The amount received at the closing of the transaction adds up to the amount of US$ 53.2 million paid to Petrobras at the signing of the sales agreements, totaling US$ 418.6 million.

Sale of 10% interest in Transportadora Associada de Gás

On July 20, 2020, Petrobras entered into a share purchase and sale agreement, referring to its remaining 10% interest in Transportadora Associada de Gás SA (TAG), with the group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ).

Of the total transaction amount of R$ 1,116, Petrobras received R$ 110 in the form of dividends in June 2020 and after the other adjustments provided for in the agreement, the transaction was concluded for the amount of R$ 1,006, fully settled on the date of the celebration.

Sale of the Baúna field

On July 24, 2019, Petrobras signed an agreement to sell 100% of its interest in the Baúna field (concession area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda, subsidiary of Karoon Energy Ltd in the amount of US$ 665 million. Due to the impact caused by the COVID-19 pandemic and the consequent difficulty in meeting the precedent conditions initially defined, the parties defined adjustments to the terms of the contract and the division of the transaction value in two installments, being: (i) a portion of US$ 380 million, consisting of: US$ 49.9 million already paid by Karoon on July 24, 2019, US$ 150 million to be paid on the closing date with the price adjustments due and US$ 180 million in 18 months after the transaction is completed; and (ii) a contingent installment of US$ 285 million to be paid by 2026.

The conclusion of the transaction is subject to compliance with the precedent conditions, such as approval by the ANP.

Revolving Credit Lines

On July 27, 2020, Petrobras made a partial prepayment of its committed credit lines (Revolving Credit Lines), in the amount of US$ 3.5 billion. These funds will be available for new withdrawals, if necessary.

Arbitration involving Sete Brasil

On July 29, 2020, the Board of Directors approved the agreement with the Petrobras Social Security Foundation (Fundação Petrobras de Seguridade Social) (Petros), which aims to end the arbitral dispute proposed by Petros in order to obtain compensation from Petrobras for alleged material damage related to the investment at Sete Brasil.

As a result of the agreement, the terms of which are protected by confidentiality, Petrobras will pay Petros R$ 950, an amount recorded in the financial statements of June 30, 2020, through note 15.1 - Provisions for legal proceedings, judicial deposits and contingent liabilities

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

34	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2019 and the interim statements as of June 30, 2020
	Number of notes
Notes to the Financial Statements	Annual for 2019	Quarterly information for 2Q-20
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	4
Sales revenues	8	5
Costs and Expenses by nature	9	6
Other income and expenses	10	7
Net finance income (expense)	11	8
Segment information – Statement of Income	12	9
Trade and other receivables	13	10
Inventories	14	11
Taxes	16	12
Short-term benefits	17	13
Employee benefits (Post-Employment)	18	14
Provisions for legal proceedings	19	15
Provision for decommissioning costs	20	16
The “Lava Jato (Car Wash) investigation” and its effects on the Company	21	17
Property, plant and equipment	23	18
Intangible assets	24	19
Impairment	25	20
Exploration and evaluation of oil and gas reserves	26	21
Collateral for crude oil exploration concession agreements	27	22
Investments	29	23
Disposal of Assets and other changes in organizational structure	30	24
Segment information – Asset	31	25
Finance debt	32	26
Leases	33	27
Equity	34	28
Fair value of financial assets and liabilities	35	29
Risk management	36	30
Related-party transactions	37	31
Supplemental information on statement of cash flows	38	32

The notes to the annual report 2019 that were suppressed in the Quarterly Financial Statements of June 30, 2020 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Trade payables	15
Commitment to purchase natural gas	22
Legal proceedings – tax recoverables	31.5
Insurance	36.6

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction No. 480, of December 7, 2009, the Chief Executive Officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held company, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ under number 33.000.167/0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i) reviewed, discussed and agreed with Petrobras' interim financial information for the period ended June 30, 2020;

(ii) reviewed, discussed and agreed with the opinions expressed in the KPMG Auditores Independentes report, regarding Petrobras' interim financial information for the period ended June 30, 2020.

Rio de Janeiro, July 30, 2020.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial Investor Relations Officer

Anelise Quintão Lara	Carlos Alberto Pereira de Oliveira

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

André Barreto Chiarini	Roberto Furian Ardenghy
Chief Logistics Executive Officer	Chief Institutional Relations Executive Officer

Rudimar Andreis Lorenzatto	Marcelo Barbosa de Castro Zenkner
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone
Chief Digital Transformation and Innovation Officer

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended June 30, 2020, which comprises the balance sheet as of June 30, 2020 and the respective statements of income and comprehensive income for the three-months and six-months period then, and statements of changes in shareholders' equity and of cash flows for the six-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the six-months period ended June 30, 2020, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, July 30, 2020

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer